
10012082

# Citi Trends

## 2009 ANNUAL REPORT TO STOCKHOLDERS

# Letter to Stockholders

Citi Trends achieved another strong year of improved operating results and enhanced financial condition in 2009. We executed well in each area of the Company, and we are very proud of what our Citi Trends' associates accomplished this past year.

While the general state of the economy has been a disruption to some, we have maintained a clear focus on improving our execution and investing in our growth. For 2009, sales increased 13.0% to $551.9 million. Income from operations increased 27.4% to $29.4 million and, as a percentage of sales, rose to 5.3% from 4.7% in 2008. Considering our comparable store sales increase was only 0.6% for the full year, the improvement in the operating margin was an important accomplishment. Net income increased 13.4% to $19.7 million, or $1.36 per diluted share, in 2009. It's worth noting that income from operations increased at a higher rate than net income due to the effect on net income of a declining interest rate environment which caused a reduction in tax-free interest income and a related increase in the effective income tax rate.

We are very pleased with the merchandising and inventory control efforts of our buying, planning and allocation teams. Improvements in our product mix, new additions to our team, upgrades to our planning and allocation systems and the introduction of the Citi Trends gift card created solid momentum in fiscal 2009 that has continued into fiscal 2010. Strong sales in accessories, home and footwear, along with a renewed focus on dresses, has complemented our core categories. The strengthening of our buying staff should continue to positively impact merchandising, while the upgraded systems should allow our expanded team to better allocate the right product to the right store and improve our ability to buy more effectively.

Store operations continued to show improvement in 2009, with inventory shrinkage declining 40 basis points for the second consecutive year. The efforts to reduce our shrinkage rate have included a greater focus on problem stores by our store operations and loss prevention teams, the addition of more sophisticated surveillance systems in some of our stores and better inventory management. We continued to rely on our disciplined store level payroll and other expense controls in this challenging economic environment. The 12.4% increase in Citi Trends' selling, general and administrative expenses in 2009 was less than our 13% sales growth and a 15% increase in store selling square footage.

Continued contributions from our strong distribution team also led to improved performance in 2009. Recall that we delayed the implementation of our new warehouse management system and put-to-light technology at the Darlington facility until early 2009 in order to ensure that the implementation went smoothly. These enhancements led to increased distribution productivity and throughput capacity that should continue in the future. Based on projected growth in our store base, we will be expanding our distribution infrastructure in the next year, most likely with a new distribution center in the southwestern United States. We hope to have more news for our stockholders on this investment later in 2010.

The impact from 49 new stores opened in 2009 and the relocation or expansion of another 11 stores was significant, as the 15% increase in selling square footage and the strong contribution margin of our new store model pushed our net income higher and led to a substantial improvement in our cash and investments position. We have been pleased with the expansion in our core markets and the rollout in new markets such as California. During 2010, we expect to reach the 15% square footage growth rate again, which should translate into approximately 55 new stores and nearly a dozen expansions. A new predictive real estate model that we developed in 2009 with a third party has already begun to help us best determine the optimal locations for our new stores. We believe we have made the right investments to ensure this growth will be adequately supported.

Citi Trends retains one of the strongest balance sheets and one of the more promising long-term growth stories in the retail sector. Since our initial public offering in 2005, we have yet to borrow the first dollar. We continue to source a large number of attractive new store growth opportunities that help us maintain our growth rate, and we benefit from a highly efficient distribution infrastructure. Combined with a very talented team of merchants, operators and support staff, we believe these factors make for a strong formula for growth.

While the outlook for the economy still has no clear direction one way or the other, we enter 2010 on a confident, optimistic note. Every decision we make will be cognizant of this economic reality, but we will not compromise the future growth of Citi Trends. We will continue investing in our future and seeking new opportunities for improvement, and we will again rely on our 5,000 associates to deliver excellent results in 2010 as they did in 2009.

To our customers, associates, stockholders and suppliers, we say thank you for all of your support in 2009 and we look forward to an exciting 2010.

Sincerely,



R. Edward Anderson
Executive Chairman of the Board



R. David Alexander, Jr.
President and Chief Executive Officer





CITI TRENDS
STORE LOCATIONS BY STATE
Corporate Office
Distribution Center
2
15
2
15
7
7
1
5
5
1
4
3
17
15
37
2
7
41
22
26
56
42
32
39




## CITI TRENDS
### FINANCIAL HIGHLIGHTS

**NET SALES** (in millions)

| Year | Net Sales | Increase |
|---|---|---|
| 2009 | $552 | 13% |
| 2008 | $488 | 12% |
| 2007 | $438 | 15% |
| 2006 | $382[1] | 32% |
| 2005 | $290 | 42% |

**COMPARABLE STORE SALES INCREASES**

| Year | Increase |
|---|---|
| 2009 | 0.6% |
| 2008 | 0.0% |
| 2007 | 1.0%[2] |
| 2006 | 8.2%[3] |
| 2005 | 16.7% |

**NET INCOME** (in millions)

| Year | Net Income | Increase |
|---|---|---|
| 2009 | $19.7 | 13% |
| 2008 | $17.4 | 22% |
| 2007 | $14.2 | -33% |
| 2006 | $21.4[1] | 50% |
| 2005 | $14.2 | 96% |

**OPERATING MARGIN**

| Year | Operating Margin |
|---|---|
| 2009 | 5.3% |
| 2008 | 4.7% |
| 2007 | 4.3% |
| 2006 | 7.9%[1] |
| 2005 | 7.3% |

**EARNINGS PER DILUTED SHARE**

| Year | EPS | Increase |
|---|---|---|
| 2009 | $1.36 | 13% |
| 2008 | $1.20 | 20% |
| 2007 | $1.00 | -34% |
| 2006 | $1.51[1] | 40% |
| 2005 | $1.08 | 61% |

**TOTAL STORES**

| Year | Stores | Increase |
|---|---|---|
| 2009 | 403 | 13% |
| 2008 | 357 | 12% |
| 2007 | 319 | 15% |
| 2006 | 277 | 18% |
| 2005 | 235 | 18% |

| *(Dollars in thousands, except per share data)* | January 30, 2010 | January 31, 2009 | Increase |
|---|---|---|---|
| **At Year End:** | | | |
| Total Assets | $ 279,986 | $ 240,789 | 16% |
| Total Stockholders Equity | $ 181,343 | $ 158,207 | 15% |
| **For the Year:** | | | |
| Net Sales | $ 551,869 | $ 488,202 | 13% |
| Income from Operations | $ 29,374 | $ 23,065 | 27% |
| Net Income | $ 19,717 | $ 17,383 | 13% |
| Net Income per Common Share | | | |
| Basic | $ 1.36 | $ 1.21 | 12% |
| Diluted | $ 1.36 | $ 1.20 | 13% |

(1) *Fiscal 2006 includes 53 weeks of operation.*
(2) *Compares the 52 weeks ended February 2, 2008 to the 52 weeks ended February 3, 2007.*
(3) *Compares the 53 weeks ended February 3, 2007 to the 53 weeks ended February 4, 2006.*

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the fiscal year ended January 30, 2010**

**Or**

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the transition period from to**

**Commission File Number: 000-51315**

# CITI TRENDS, INC.
(Exact name of registrant as specified in its charter)

| **Delaware**<br>(State or other jurisdiction of incorporation or organization) | **52-2150697**<br>(I.R.S. Employer Identification No.) |
|---|---|
| **104 Coleman Boulevard, Savannah, Georgia**<br>(Address of principal executive offices) | **31408**<br>(Zip Code) |

Registrant's telephone number, including area code **(912) 236-1561**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, $.01 Par Value | NASDAQ Stock Market |

Securities registered pursuant to Section 12(g) of the Act:
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $419,524,090 at July 31, 2009.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: Common Stock, par value $.01 per share, 14,856,268 shares outstanding as of March 23, 2010.

**DOCUMENTS INCORPORATED BY REFERENCE**

Part III incorporates information from the registrant's definitive proxy statement, to be filed with the Securities and Exchange Commission within 120 days after the close of the registrant's fiscal year covered by this Annual Report on Form 10-K, with respect to the Annual Meeting of Stockholders to be held on May 26, 2010.

**FORM 10-K REPORT INDEX**

# Table of Contents

**10-K Part and Item No.**

## PART I

*Some statements in, or incorporated by reference into, this Annual Report on Form 10-K (this "Report") of Citi Trends, Inc. ("we", "us", or the "Company") may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than historical facts contained in this Report, including statements regarding our future financial position, business policy and plans and objectives and expectations of management for future operations, are forward-looking statements. The words "believe," "may," "could," "estimate," "continue," "anticipate," "intend," "expect," "plan," "project" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events, including, among other things: implementation of our growth strategy; our ability to anticipate and respond to fashion trends; competition in our markets; consumer spending patterns; actions of our competitors or anchor tenants in the strip shopping centers where our stores are located; and anticipated fluctuations in our operating results.*

*These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in Item 1A. Risk Factors and elsewhere in this Report and the other documents we file with the Securities and Exchange Commission ("SEC"), including our reports on Form 8-K and Form 10-Q, and any amendments thereto. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. These forward-looking statements speak only as of the date of such statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements contained in this Report, whether as a result of any new information, future events or otherwise.*

*Information is provided herein with respect to our operations related to our fiscal years ended on January 30, 2010 ("fiscal 2009"), January 31, 2009 ("fiscal 2008") and February 2, 2008 ("fiscal 2007").*

## ITEM 1. BUSINESS

### Overview and History

We are a rapidly growing, value-priced retailer of urban fashion apparel and accessories for the entire family. We offer quality, branded apparel from nationally recognized brands, as well as private label apparel and a limited assortment of home décor items. Our merchandise offerings are designed to appeal to the preferences of fashion conscious consumers, particularly African-Americans. We believe that we provide merchandise at compelling values. Our goal is to provide nationally recognized branded merchandise at 30% to 70% discounts to department and specialty stores' regular prices. Our stores average approximately 10,400 square feet of selling space and are typically located in neighborhood shopping centers that are convenient to low- to moderate-income customers. Originally our stores were located in the Southeast, and in recent years were expanded into the Mid-Atlantic and Midwest regions as well as the states of Texas and California. In fiscal 2009, we opened 49 new stores and closed three stores. As of January 30, 2010, we operated 403 stores in both urban and rural markets in 24 states.

Our predecessor, Allied Department Stores, was founded in 1946 and grew into a chain of family apparel stores operating in the Southeast. In 1999, the Company, then consisting of 85 stores, was acquired by Hampshire Equity Partners II, L.P., a private equity firm. Following the acquisition by Hampshire Equity Partners II, L.P., management implemented several strategies to focus on the growing urban market and improve our operating and financial performance. After the successful implementation of these strategies and the successful growth of our chain from 85 stores to 212 stores, we completed an initial public offering of our common stock on May 18, 2005.

Our executive offices are located at 104 Coleman Boulevard, Savannah, Georgia 31408 and our telephone number is (912) 236-1561. Our Internet address is *http://www.cititrends.com*. The reference to our web site address in this Report does not constitute the incorporation by reference of the information contained at the web site in this Report. We make available, free of charge through publication on our web site, copies of our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after we have filed such materials with, or furnished such materials to, the SEC. In addition, you may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or on the SEC's web site at *http://www.sec.gov*, and you may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

**Company Strengths and Strategies**

Our goal is to be the leading value-priced retailer of urban fashion apparel and accessories. We believe the following business strengths differentiate us from our competitors and are important to our success:

*Focus on Urban Fashion Mix.* We focus our merchandise on urban fashions, which we believe appeal to our core customers. We do not attempt to dictate trends, but rather devote considerable effort to identifying emerging trends and ensuring that our apparel assortment is considered timely and fashionable in the urban market. Our merchandising staff tests new emerging merchandise trends before reordering and actively manages the mix of brands and fashion products in the stores to keep our offering fresh and minimize markdowns.

*Superior Value Proposition.* As a value-priced retailer, we seek to offer top quality, fashionable merchandise at compelling prices. We seek to provide nationally recognized brands at 30% to 70% discounts to department and specialty stores' regular prices. We also offer products under our proprietary brands such as "Diva Blue," "Red Ape," "Vintage Harlem," and "Lil Ms Hollywood." These private brands enable us to expand our product selection, offer fashion merchandise at lower prices and enhance our product offerings.

*Merchandise Mix that Appeals to the Entire Family.* We merchandise our stores to create a destination environment capable of meeting the fashion needs of the entire value-conscious family. Each store offers a wide variety of products for men and women, as well as children. Our stores feature sportswear, dresses, outerwear, footwear, intimate apparel and accessories, as well as a limited assortment of home décor items. We believe that the breadth of our merchandise distinguishes our stores from many competitors that offer urban apparel primarily for women, and reduces our exposure to fashion trends and demand cycles in any single category.

*Strong and Flexible Sourcing Relationships.* We maintain strong sourcing relationships with a large group of suppliers. We have purchased merchandise from approximately 1,100 vendors in the past 12 months. Purchasing is controlled by a 25-plus member buying team located at our Savannah, Georgia headquarters and our buying office in New York, New York. We purchase merchandise through planned programs with vendors at reduced prices and opportunistically through close-outs, with the majority of our merchandise purchased for the current season and a limited quantity held for sale in future seasons. To foster vendor relationships, we pay vendors promptly and do not ask for typical retail concessions such as promotional and markdown allowances.

*Attractive Fashion Presentation and Store Environment.* We seek to provide a fashion-focused shopping environment that is similar to a specialty apparel retailer, rather than a typical off-price store. Products from nationally recognized brands are prominently displayed by brand, rather than by size, on dedicated, four-way fixtures featuring multiple sizes and styles. The remaining merchandise is arranged on hanging racks. The stores are carpeted and well-lit, with most featuring a sound system that plays urban adult and urban contemporary music throughout the store. Nearly all of our stores have either been opened or remodeled in the past eight years.

*Highly Profitable Store Model.* We operate a proven and efficient store model that delivers strong cash flow and store level return on investment. We locate stores in high traffic strip shopping centers that are convenient to low- and moderate-income neighborhoods. We generally utilize previously occupied store sites which enables us to obtain attractive rents for our store sites. Similarly, advertising expenses are low as we do not rely on promotion-driven sales but rather seek to build our reputation for value through everyday low prices. At the same time, from an investment perspective, we seek to design stores that are inviting and easy to shop, while limiting startup and fixturing costs. As a result, our stores have generated rapid payback of investments, typically within 12 to 14 months.

**Product Merchandising and Pricing**

*Products.* Our merchandising strategy is to offer high quality, branded products at attractive prices for the entire value-conscious family. We seek to maintain a diverse assortment of first quality, in-season merchandise that appeals to the distinctive tastes and preferences of our core customers. Approximately 47% of our net sales are represented by nationally recognized brands. We also offer a wide variety of products from less recognized brands and a lesser amount representing private label products under our proprietary brands such as "Diva Blue," "Red Ape," "Vintage Harlem," and "Lil Ms Hollywood." Our private brand products enable us to expand product selection, offer merchandise at lower prices and enhance our product offerings.

Our merchandise includes apparel, accessories and home décor. Within apparel, we offer fashion sportswear for men, women and children, including offerings for newborns, infants, toddlers, boys and girls. We also offer accessories, which includes handbags, jewelry, footwear, belts, intimate apparel and sleepwear, as well as a limited assortment of home décor.

The following table sets forth the merchandise assortment by classification as a percentage of net sales for fiscal 2009, 2008 and 2007.

| | Percentage of Net Sales | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Women's | 34% | 35% | 35% |
| Children's | 29% | 29% | 27% |
| Men's | 21% | 22% | 22% |
| Accessories | 14% | 12% | 14% |
| Home décor | 2% | 2% | 2% |

*Pricing.* We purchase our merchandise at attractive prices and mark prices up less than department or specialty stores. We seek to provide nationally recognized brands at prices 30% to 70% below regular retail prices available in department stores and specialty stores, and to provide a product offering that validates both our value and fashion positioning to our consumers. We also consider the price-to-value relationships of our non-branded products to be strong. Our basic pricing strategy is everyday low prices. The discount from the suggested retail price is usually reflected on the price tag. We review each department in our stores at least monthly for possible markdowns based on sales rates and fashion seasons to promote faster turnover of inventory and to accelerate the flow of current merchandise.

**Sourcing and Allocation**

The merchandising department oversees the sourcing, planning and allocation of merchandise to our stores, which allows us to utilize volume purchase discounts and maintain control over our inventory. We source our merchandise from approximately 1,100 vendors, consisting of domestic manufacturers and importers. Our Chief Merchandising Officer supervises a planning and allocation team consisting of nearly 30 associates, as well as a buying team, which is comprised of more than 25 merchandise managers, buyers and assistant buyers.

Our buyers have on average more than 20 years of experience in the retail business and have developed long-standing relationships with many of our vendors, including those controlling the distribution of branded apparel. Our buyers, who are based in Savannah and New York, travel regularly to the major United States apparel markets, visiting major manufacturers and attending national and regional apparel trade shows, including urban-focused trade shows.

Our buyers purchase merchandise in styles, sizes and quantities to meet inventory levels developed by the planning staff. The buying staff utilizes several purchasing techniques that enable us to offer to consumers branded and non-branded fashion merchandise at everyday low prices. The majority of the nationally recognized branded products we sell are purchased in-season and represent vendors' excess inventories resulting from over-production or retailer order cancellations. We generally purchase later in the merchandising buying cycle than department and specialty stores. This allows us to take advantage of imbalances between retailers' demands for specific merchandise and manufacturers' supply of that merchandise. We also purchase merchandise from some vendors in advance of the selling season at reduced prices and purchase merchandise on an opportunistic basis near the end of the selling season, which we then store for sale three to nine months later. Where possible, we seek to purchase items based on style or color in limited quantities on a test basis with the right to reorder as needed. Finally, we purchase private brand merchandise that we source to our specifications.

We allocate merchandise across our store base according to store-level demand. The merchandising staff utilizes a centralized management system to monitor merchandise purchasing, planning and allocation in order to maximize inventory turnover, identify and respond to changing product demands and determine the timing of markdowns to our merchandise. The buyers also regularly review the age and condition of the merchandise and manage both the reordering and clearance processes. In addition, the merchandising team communicates with regional, district and store managers to ascertain regional and store-level conditions and to better ensure that our product mix meets our consumers' demands in terms of quality, fashion, price and availability.

We accept payment from our customers for merchandise at time of sale. Payments are made to us by cash, check, Visa™ or Mastercard™. We do not extend credit terms to our customers; however, we do offer a layaway service.

## Seasonality

The nature of our business is seasonal. Historically, sales in the first and fourth quarters have been higher than sales achieved in the second and third quarters of the fiscal year. Expenses, and to a greater extent operating income, vary by quarter. Results of a period shorter than a full year may not be indicative of results expected for the entire year. Furthermore, the seasonal nature of our business may affect comparisons between periods.

## Store Operations

*Store Format.* The average selling space of our existing 403 stores is approximately 10,400 square feet, which allows us the space and flexibility to departmentalize our stores and provide directed traffic patterns. We arrange our stores in a racetrack format with women's sportswear, our most attractive and fashion current merchandise, in the center of each store and complementary categories adjacent to those items. Men's and boy's apparel is displayed on one side of the store, while dresses, footwear and accessories are displayed on the other side. Merchandise for infants, toddlers and girls is displayed along the back of the store. Impulse items, such as jewelry and sunglasses, are featured near the checkout area. Products from nationally recognized brands are prominently displayed on four-way racks at the front of each department. The remaining merchandise is displayed on hanging racks and occasionally on table displays. Large hanging signs identify each category location. The unobstructed floor plan allows the customer to see virtually all of the different product areas from the store entrance and provides us the flexibility to easily expand and contract departments in response to consumer demand, seasonality and merchandise availability. Virtually all of our inventory is displayed on the selling floor. Prices are clearly marked and often have the comparative retail-selling price noted on the price tag.

*Store Management.* Store operations are managed by our Senior Vice President of Store Operations, six regional managers and 45 district managers, each of whom typically manages five to twelve stores. The typical store is staffed with a store manager, two or three assistant managers and seven to eight part-time sales associates, all of whom rotate work days on a shift basis. Store managers and assistant store managers participate in a bonus program based on achieving predetermined levels of sales and inventory shrinkage. District managers participate in bonus programs based on achieving targeted levels of sales, profits, inventory shrinkage and payroll costs. Regional managers participate in a bonus program based partly on a rollup of the district managers' bonuses and partly on the Company's profit performance in relation to budget. Sales associates are compensated on an hourly basis with incentives. Moreover, we recognize individual performance through internal promotions and provide extensive opportunities for advancement, particularly given our rapid growth.

We place significant emphasis on loss prevention in order to control inventory shrinkage. Initiatives include electronic tags on most of our products, training and education of store personnel on loss prevention issues, digital video camera systems, alarm systems and motion detectors in the stores. In certain stores, we use an outside service to visually monitor the stores throughout the day using sophisticated camera systems. We also capture extensive point-of-sale data and maintain systems that monitor returns, voids and employee sales, and produce trend and exception reports to assist in identifying shrinkage issues. We have a centralized loss prevention team that focuses exclusively on implementation of these initiatives and specifically on stores that have experienced above average levels of shrinkage. We also maintain an independent, third party administered, toll-free line for reporting shrinkage concerns and any other employee concerns.

*Employee Training.* Our employees are critical to achieving our goals, and we strive to hire employees with high energy levels and motivation. We have well-established store operating policies and procedures and an extensive 90-day in-store training program for new store managers and assistant managers. Sales associates also participate in a 30-day customer service and store procedures training program, which is designed to enable them to assist customers in a friendly, helpful manner.

*Layaway Program.* We offer a layaway program that allows customers to purchase merchandise by initially paying a 20% deposit and a $2.00 service charge. The customer then makes additional payments every two weeks and has 60 days within which to complete the purchase. If the purchase is not completed, the customer receives a merchandise credit for amounts paid less a re-stocking fee and service charge.

*Site Selection.* Cost-effective store locations are an important part of our profitability model. Accordingly, we look for second and third use store locations that offer attractive rents, but also meet our demographic and economic criteria. We have a dedicated real estate management team responsible for new store site selection. In selecting a location, we target both urban and rural markets. Demographic criteria used in site selection include concentrations of our core consumers. In addition, we require convenient site accessibility, as well as strong co-tenants, such as food stores, dollar stores, rent-to-own stores and other apparel stores.

Shortly after we sign a new store lease and complete the necessary leasehold improvements to the building, we prepare the store over a three to four week period by installing fixtures, signs, dressing rooms, checkout counters and cash register systems and merchandising the initial inventory.

## Advertising and Marketing

Our advertising goal is to build the "Citi Trends" brand and promote consumers' association of the "Citi Trends" brand with value, quality, fashion and everyday low prices. We generally focus our advertising efforts during the Easter, back-to-school and Christmas seasons through the use of commercials played on local television and hip-hop radio stations. In addition, in the fall of 2009, we began our first national television commercials on the BET cable channel. We also do in-store advertising that includes window signs designated for special purposes, such as seasonal events and clearance periods, and taped audio advertisements commingled with in-store music programs. Signs change in color, quantity and theme every six to nine weeks. For store grand openings and significant remodels, we typically seek to create community awareness and consumer excitement through radio advertising preceding and during the grand opening and by creating an on-site event with local radio personalities broadcasting from the new location. We also distribute promotional items such as gift certificates and shopping sprees in connection with our grand openings and significant remodels.

Our marketing efforts center on promoting our everyday low prices and on demonstrating the strong price-to-value relationship of our products to our consumers. We do not utilize promotional advertising. Merchandise is priced so that our competition rarely has lower prices. In the limited situations where the competition offers the same merchandise at a lower price, we will match the price.

## Distribution

All merchandise sold in our stores is shipped directly from our distribution centers in Savannah, Georgia and Darlington, South Carolina. We generally ship merchandise from our distribution centers to our stores daily, utilizing United Parcel Service, Inc. and FedEx Corporation. In addition to the distribution center in Savannah, we have a small merchandise storage facility that is attached to our corporate office. The Savannah facilities have a combined square footage of approximately 240,000, including 55,000 square feet of office space. To support our continued growth, we completed an expansion of the Darlington distribution center in 2008 which increased the size of the facility from 286,000 square feet to 550,000 square feet. We expect to open another distribution center in the southwestern United States in late 2010 or early 2011 to support our growth plans.

## Information Technology and Systems

We have information systems in place to support each of our business functions, using an IBM i Series as the computer platform. We purchased our enterprise software from Island Pacific, a primary software provider to the retail industry. This software supports the following business functions: purchasing, purchase order management, price and markdown management, merchandise allocation, general ledger, accounts payable and sales audit. Our distribution center in Darlington is supported by software from Manhattan Associates which was installed in early 2009.

Our stores use point-of-sale software from DataVantage, a division of MICROS Systems, Inc., to run the stores' cash registers. The system uses bar code scanners at checkout to capture item sales. It also supports end-of-day processing and automatically transmits sales and transaction data to Savannah soon after the close of business. Additionally, the software supports store time clock functions. To facilitate the marking down and re-ticketing of merchandise, employees in the stores use hand-held scanners that read the item UPC barcode and prepare new price tickets for merchandise. DataVantage software also enables us to sort, review and analyze store transaction data to assist in loss prevention.

We believe that our information systems, with upgrades and updates over time, are adequate to support our operations for the foreseeable future.

## Growth Strategy

Our growth strategy is to open stores in new and existing markets, as well as to increase sales in existing stores. Adding stores in the markets we currently serve often enables us to benefit from enhanced name recognition and achieves advertising and operating synergies. In fiscal 2007, we opened 42 new stores and entered the Tulsa, Oklahoma; Detroit, Michigan; Chicago, Illinois; and Milwaukee, Wisconsin markets. In fiscal 2008, we opened 39 new stores and entered the Philadelphia, Pennsylvania and Kansas City, Kansas markets. In fiscal 2009, we opened 49 new stores and entered the California and western Michigan markets. We expect to open approximately 55 new stores in fiscal 2010. Approximately 90% of the new stores we intend to open in fiscal 2010 will be located in states in which we are currently located.

## Competition

The markets we serve are highly competitive. The principal methods of competition in the retail business are fashion, assortment, pricing and presentation. We believe we have a competitive advantage in our offering of fashionable brands at everyday low prices. We compete against a diverse group of retailers, including national off-price retailers, mass merchants, smaller specialty retailers and dollar stores. The off-price retail companies with which we compete include TJX Companies, Inc. ("TJX Companies"), Ross Stores, Inc. ("Ross Stores"), The Cato Corporation ("Cato"), and Burlington Coat Factory Warehouse Corp. ("Burlington Coat Factory"). In particular, TJX Companies' "A.J. Wright" stores, Ross Stores' "dd's DISCOUNTS" stores, and Cato's "It's Fashion Metro" stores target lower to moderate income consumers. We believe our strategy of appealing to African-American consumers and offering urban apparel products allows us to compete successfully with these retailers. We also believe we offer a more inviting store format than the off-price retailers, including our use of carpeted floors and more prominently displayed brands. We also compete with a group of smaller specialty retailers that only sell women's products, such as Rainbow, Dots, Fashion Cents, It's Fashion! and Simply Fashions. Our mass merchant competitors include Wal-Mart, Target and Kmart. These chains do not focus on fashion apparel and, within their apparel offering, lack the urban focus that we believe differentiates our offering and appeals to our core customers. Similarly, while some of the dollar store chains offer apparel, they typically offer a more limited selection focused on basic apparel needs. As a result, we believe there is significant demand for a value retailer that addresses the market of low- to moderate-income consumers generally and, particularly, African-American and other minority consumers who seek value-priced, urban fashion apparel and accessories. See Item 1A. Risk Factors in this Report for additional information.

## Intellectual Property

We regard our trademarks and service marks as having significant value and as being important to our marketing efforts. We have registered the "Citi Trends" trademark with the U.S. Patent and Trademark Office on the Principal Register as both a trademark for retail department store services and as a trademark for clothing. We have also registered the following trademarks with the U.S. Patent and Trademark Office on the Principal Register: "Citi Club," "Citi Steps," "Citi Trends Fashion for Less," "Diva Blue," "Lil Citi Man," "Lil Ms Hollywood," "Urban Sophistication," "Red Ape," "Satin in The Hood," "Citi Scrubs," and "Vintage Harlem." Our policy is to pursue registration of our marks and to oppose vigorously infringement of our marks.

## Employees

As of January 30, 2010, we had approximately 2,100 full-time and approximately 2,500 part-time employees. Of these employees, approximately 4,000 are employed in our stores and the remainder are employed in our distribution centers and corporate office. We are not a party to any collective bargaining agreements, and none of our employees is represented by a labor union. We believe our relations with our employees are good.

## ITEM 1A. RISK FACTORS

*You should carefully consider the following risk factors, together with the other information contained or incorporated by reference into this Report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we deem to be currently immaterial also may impair our business operations. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition and results of operations.*

**Our success depends on our ability to anticipate, identify and respond rapidly to changes in consumers' fashion tastes, and our failure to adequately evaluate fashion trends could have an adverse effect on our business, financial condition and results of operations.**

The apparel industry in general and our core customer market in particular are subject to rapidly evolving fashion trends and shifting consumer demands. Accordingly, our success is heavily dependent on our ability to anticipate, identify and capitalize on emerging fashion trends, including products, styles and materials that will appeal to our target consumers. Our failure to anticipate, identify or react appropriately and timely to changes in styles, trends, brand preferences or desired image preferences is likely to lead to lower demand for our merchandise, which could cause, among other things, sales declines, excess inventories and higher markdowns.

**If we are unsuccessful in competing with our retail apparel competitors, our market share could decline or our growth could be impaired and, as a result, our financial results could suffer.**

The retail apparel market is highly competitive with few barriers to entry. We compete against a diverse group of retailers, including national off-price apparel chains such as TJX Companies, Ross Stores, Cato, and Burlington Coat Factory; mass merchants such as Wal-Mart, Target and Kmart; smaller discount retail chains that only sell women's products, such as Rainbow, Dots, Fashion Cents, It's Fashion!, and Simply Fashions; and general merchandise discount stores and dollar stores, which offer a variety of products, including apparel, for the value-conscious consumer. We also compete against local off-price and specialty retail stores, regional retail chains, traditional department stores, web-based retail stores and other direct retailers.

The level of competition we face from these retailers varies depending on the product segment, as many of our competitors do not offer apparel for the entire family. Our greatest competition is generally in women's apparel. Many of our competitors are larger than us and have substantially greater resources than us and, as a result, may be able to adapt better to changing market conditions, exploit new opportunities and exert greater pricing pressures on suppliers than us. Many of these retailers have better name recognition among consumers than us and purchase significantly more merchandise from vendors. These retailers may be able to purchase branded merchandise that we cannot purchase because of their name recognition and relationships with suppliers, or they may be able to purchase branded merchandise with better pricing concessions than us. Our local and regional competitors have extensive knowledge of the consumer base and may be able to garner more loyalty from customers than us. If the consumer base we serve is satisfied with the selection, quality and price of our competitors' products, consumers may decide not to shop in our stores. Additionally, if our existing competitors or other retailers decide to focus more on our core customers, particularly African-American consumers, we may have greater difficulty in competing effectively, our business and results of operations could be adversely affected, and the market price of our common stock could suffer.

The retail industry periodically has experienced consolidation and other ownership changes. In the future, other United States or foreign retailers may consolidate, undergo restructurings or reorganizations, or realign their affiliations. Any of these developments could result in our competitors increasing their buying power or market visibility. These developments may cause us to lose market share and could have an adverse effect on our sales and results of operations.

**We could experience a reduction in sales and cash flows if we are unable to fulfill our current and future merchandising needs.**

We depend on our suppliers for the continued availability and satisfactory quality of our merchandise. Most of our suppliers could discontinue selling to us at any time. Additionally, if the manufacturers or other owners of brands or trademarks terminate the license agreements under which some of our suppliers sell our products, we may be unable to obtain replacement merchandise of comparable fashion appeal or quality, in the same quantities or at the same prices. In addition, a number of our suppliers are smaller, less capitalized companies and are more likely to be impacted by unfavorable general economic and market conditions than larger and better capitalized companies. These smaller suppliers may not have sufficient liquidity during economic downturns to properly fund their businesses, and their ability to supply their products to us could be negatively impacted. If we lose the services of one or more of our significant suppliers or one or more of them fail to meet our merchandising needs, we may be unable to obtain replacement merchandise in a timely manner. If our existing suppliers cannot meet our increased needs and we cannot locate alternative supply sources, we may be unable to obtain sufficient quantities of the most popular items of the nationally recognized brands at attractive prices, which could negatively impact our sales and results of operations.

**As an apparel retailer, we rely on numerous third parties in the supply chain to produce and deliver the products that we sell, and our business may be negatively impacted by their failure to comply with applicable law.**

We rely on numerous third parties to supply the products that we sell. Violations of law by our importers, manufacturers or distributors could result in delays in shipments and receipt of goods or damage our reputation, thus causing our revenues to decline. In addition, merchandise we sell in our stores is subject to regulatory standards set by various governmental authorities with respect to quality and safety. Regulations and standards in this area may change from time to time, and substantial additional regulations and standards have been proposed. Issues with the quality and safety of merchandise we sell in our stores, regardless of our fault, or customer concerns about such issues, could result in damage to our reputation, lost sales, uninsured product liability claims or losses, merchandise recalls and increased costs, which could have an adverse effect on our results of operations. Further, we are susceptible to the receipt of counterfeit brands or unlicensed goods. We could incur liability with manufacturers or other owners of the brands or trademarked products if we inadvertently receive and sell counterfeit brands or unlicensed goods and, therefore, it is important that we establish relationships with reputable vendors to prevent the possibility that we inadvertently receive counterfeit brands or unlicensed goods. Although we have a quality assurance team to check merchandise in an effort to assure that we purchase only authentic brands and licensed goods and are careful in selecting our vendors, we may receive products that we are prohibited from selling or incur liability for selling counterfeit brands or unlicensed goods, which could adversely impact our results of operations.

**If our growth strategy is unsuccessful, our financial condition and results of operations could suffer and the market price of our common stock could decline.**

Our ability to continue to increase our net sales and earnings depends, in large part, on opening new stores and operating the new and existing stores profitably. We opened 49, 39, and 42 new stores in fiscal 2009, 2008 and 2007, respectively. We expect to open approximately 55 new stores in fiscal 2010. If we are unable to open all of these stores or operate them profitably, we may not achieve our forecasted sales and earnings growth targets. The success of our growth strategy is dependent upon, among other things, the identification of suitable markets and sites for store locations, the negotiation of acceptable lease terms, the hiring, training and retention of competent sales personnel, the effective management of inventory to meet the needs of new and existing stores on a timely basis, the expansion of our infrastructure to accommodate growth, and generating sufficient operating cash flows or securing adequate capital on commercially reasonable terms to fund our expansion plans. Additionally, growth of our store base will place increased demands on our operating, managerial and administrative resources and may lead to management and operating inefficiencies, including merchandising, personnel, distribution and integration problems. These demands and inefficiencies may cause deterioration in the financial performance of our individual stores and, therefore, our entire business.

**A significant disruption to our distribution process or southeastern retail locations could have an adverse effect on our business, financial condition and results of operations.**

Our ability to distribute our merchandise to our store locations in a timely manner is essential to the efficient and profitable operation of our business. We have distribution centers located in Savannah, Georgia and Darlington, South Carolina. Any natural disaster or other disruption to the operation of either of these facilities due to fire, accidents, weather conditions or any other cause could damage a significant portion of our inventory and impair our ability to stock our stores adequately.

In addition, the southeastern United States, where our distribution centers and many of our stores are located, is vulnerable to significant damage or destruction from hurricanes and tropical storms. Although we maintain insurance on our stores and other facilities, the economic effects of a natural disaster that affects our distribution centers and/or a significant number of our stores could increase our operating expenses, impair our cash flows and reduce our revenues.

**Our sales, inventory levels and earnings fluctuate on a seasonal basis, which makes our business more susceptible to adverse events that occur during the first and fourth quarters.**

Our sales and earnings are significantly higher during the first and fourth quarters each year due to the importance of the spring selling season, which includes Easter, and the fall selling season, which includes Christmas. Factors negatively affecting us during the first and fourth quarters, including adverse weather and unfavorable economic conditions, will have a greater adverse effect on our financial condition than if our business was less seasonal.

In order to prepare for the spring and fall selling seasons, we must order and keep in stock significantly more merchandise than during other parts of the year. This seasonality makes our business more susceptible to the risk that our inventory will not satisfy actual consumer demand. In addition, any unanticipated demand imbalances during these peak shopping seasons could require us to sell excess inventory at a substantial markdown or fail to satisfy our consumers. In either event, our sales and gross margins may be lower than historical levels, which could have an adverse effect on our business, financial condition and results of operations.

**We experience fluctuations and variability in our comparable store sales and quarterly results of operations and, as a result, the market price of our common stock may fluctuate substantially.**

Our comparable store sales and quarterly results have fluctuated significantly in the past based on a number of economic, seasonal and competitive factors, and we expect them to continue to fluctuate in the future. Since the beginning of fiscal 2005, our quarter-to-quarter comparable store sales have ranged from a decrease of 12.4% to an increase of 25.0%. The most significant fluctuations were due to the unusually high sales following Hurricanes Katrina, Rita and Wilma. In addition, we may be unable to maintain historical levels of comparable store sales as we execute our growth strategy and expand our business. This variability could cause our comparable store sales and quarterly results to fall below the expectations of securities analysts or investors, which could result in a decline in the market price of our common stock.

**Our sales could decline as a result of general economic and other factors outside of our control, such as changes in consumer spending patterns and declines in employment levels.**

Downturns, or the expectation of a downturn, in general economic conditions, including the effects of unemployment levels, interest rates, levels of consumer debt, inflation in food and energy prices, taxation, consumer confidence and other macroeconomic factors, could adversely affect consumer spending patterns, our sales and our results of operations. The deterioration in global economic conditions that began in 2008 may continue to adversely affect our business and could have an adverse impact on our major suppliers and landlords. Consumer confidence may also be affected by domestic and international political unrest, acts of war or terrorism, natural disasters or other significant events outside of our control, any of which could lead to a decrease in spending by consumers. Because apparel generally is a discretionary purchase, declines in consumer spending patterns may have a more negative effect on apparel retailers than some other retailers. Therefore, we may not be able to maintain our historical rate of growth in revenues and earnings, or remain as profitable, if there is a continued decline in consumer spending patterns. In addition, since the majority of our stores are located in the southeastern United States, our operations are more susceptible to regional factors than the operations of our more geographically diversified competitors. Therefore, any adverse economic conditions that have a disproportionate effect on the southeastern United States could have a greater negative effect on our sales and results of operations than on retailers with a more geographically diversified store base.

**If we fail to protect our trademarks, there could be a negative effect on our brand image and limitations on our ability to penetrate new markets.**

We believe that our "Citi Trends" trademark is integral to our store design and our success in building consumer loyalty to our brand. We have registered this trademark with the U.S. Patent and Trademark Office. We have also registered, or applied for registration of, additional trademarks with the U.S. Patent and Trademark Office that we believe are important to our business. We cannot assure you that these registrations will prevent imitation of our name, merchandising concept, store design or private label merchandise or the infringement of our other intellectual property rights by others. Imitation of our name, concept, store design or merchandise in a manner that projects lesser quality or carries a negative connotation of our brand image could have an adverse effect on our business, financial condition and results of operations.

In addition, we cannot assure you that others will not try to block the manufacture or sale of our private label merchandise by claiming that our merchandise violates their trademarks or other proprietary rights since other entities may have rights to trademarks that contain the word "Citi" or may have rights in similar or competing marks for apparel and/or accessories. Although we cannot currently estimate the likelihood of success of any such lawsuit or ultimate resolution of such a conflict, such a controversy could have an adverse effect on our business, financial condition and results of operations.

**If we fail to implement and maintain effective internal controls in our business, there could be an adverse effect on our business, financial condition, results of operations and stock price.**

Section 404 of the Sarbanes Oxley Act of 2002 requires annual management assessments of the effectiveness of our internal controls over financial reporting and an audit of such controls by our independent registered public accounting firm. If we fail to maintain the adequacy of our internal controls, we may be unable to conclude on an ongoing basis that we have effective internal controls over financial reporting. Moreover, effective internal controls, particularly those related to revenue recognition and accounting for inventory/cost of sales, are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. If we cannot produce reliable financial reports or prevent fraud, our business, financial condition and results of operations could be harmed, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly and we may be unable to obtain additional financing to operate and expand our business.

**Adverse trade restrictions may disrupt our supply of merchandise. We also face various risks because much of our merchandise is imported from abroad.**

We purchase the products we sell directly from approximately 1,100 vendors, and a substantial portion of this merchandise is manufactured outside of the United States and imported by our vendors from countries such as China and other areas of the Far East. The countries in which our merchandise currently is manufactured or may be manufactured in the future could become subject to new trade restrictions imposed by the United States or other foreign governments. Trade restrictions, including increased customs restrictions and tariffs or quotas against apparel items, as well as United States or foreign labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of apparel available to us and have an adverse effect on our business. In addition, our merchandise supply could be impacted if our vendors' imports become subject to existing or future duties and quotas, or if our vendors face increased competition from other companies for production facilities, import quota capacity and shipping capacity.

We also face a variety of other risks generally associated with relying on vendors that do business in foreign markets and import merchandise from abroad, such as:

- political instability, natural disasters, or the threat of terrorism, in particular in countries where our vendors source merchandise;
- increases in merchandise costs due to raw material price inflation or changes in purchasing power caused by fluctuations in currency exchange rates;
- enhanced security measures at United States and foreign ports, which could delay delivery of imports;
- imposition of new or supplemental duties, taxes, and other charges on imports;
- delayed receipt or non-delivery of goods due to the failure of foreign-source suppliers to comply with import regulations;
- delayed receipt or non-delivery of goods due to organized labor strikes or congestion at United States ports; and
- local business practice and political issues, including issues relating to compliance with domestic or international labor standards.

The United States may impose new initiatives that adversely affect the trading status of countries where apparel is manufactured. These initiatives may include retaliatory duties or other trade sanctions that, if enacted, would increase the cost of products imported from countries where our vendors acquire merchandise.

**We may continue to experience market conditions that could adversely affect the valuation and liquidity of our investment portfolio.**

As of January 30, 2010, we had $29.7 million ($33.0 million at par value) of investments in municipal auction rate securities ("ARS") issued by student loan funding organizations. These securities are high-grade (at least AA-rated with one or more rating agencies) and approximately 76% are either guaranteed by the Department of Education under the Federal Family Education Loan Program (37%) or backed by insurance companies, AMBAC Assurance Corporation (32%) or MBIA Insurance Corporation (7%). Historically, liquidity for investors in ARS was provided via an auction process that reset the interest rate every 35 days, allowing investors to either roll over their investments or sell them at par value. Beginning in February 2008, there was insufficient demand for these types of investments during the auctions and, as a result, these securities became illiquid. Although the auctions for the securities have failed, $23.0 million of our ARS have been redeemed at par value by certain issuers and our investment banks since February 2008. In addition, we have not experienced any defaults and continue to earn and receive interest on all of the investments that we still own.

In November 2008, we accepted an offer (the "Right") from UBS AG ("UBS") allowing us to sell at par value our remaining ARS to UBS at anytime during a two-year period from June 30, 2010 through July 2, 2012. As of January 30, 2010, the Right was valued at $3.3 million. In accepting the Right, we granted UBS the authority to sell or auction the ARS at par value at any time up until the expiration date of the Right and released UBS from any claims relating to the marketing and sale of ARS. We will continue to earn interest on the ARS until they are liquidated. The obligations of UBS under the Right are not secured by its assets and do not require UBS to obtain any financing to purchase the ARS. UBS has disclaimed any assurance that it will have sufficient financial resources to satisfy its obligations under the Right. If UBS does not have sufficient funding to buy back the ARS and no alternative buyers are located either through the auction process, issuer redemptions or other means, then we may not be able to access cash by selling these securities without incurring a loss of principal.

**Failure to attract, train, assimilate and retain skilled personnel could have an adverse effect on our growth strategy and our financial condition.**

Like most retailers, we experience significant employee turnover rates, particularly among store sales associates and managers, and our continued growth will require us to hire and train even more new personnel. We therefore must continually attract, hire and train new personnel to meet our staffing needs. We constantly compete for qualified personnel with companies in our industry and in other industries. A significant increase in the turnover rate among our store sales associates and managers would increase our recruiting and training costs and could cause us to be unable to service our customers effectively, thus reducing our ability to continue our growth and to operate our existing stores as profitably as we have in the past.

In addition, we rely heavily on the experience and expertise of our senior management team and other key management associates, and accordingly, the loss of their services could have a material adverse effect on our business strategy and results of operations.

**Changes in government regulations could have an adverse effect on our business, financial condition and results of operations.**

New legal requirements, including the recently adopted health care legislation, could result in higher compliance costs. While the Company is still evaluating the impact of the healthcare legislation, these new regulations, as well as any related future changes, could increase expenses for the Company and have an adverse effect on the Company's financial condition and results of operations.

**Increases in the minimum wage could have an adverse effect on our business, financial condition and results of operations.**

The Fair Minimum Wage Act of 2007 became law on May 25, 2007. As a result, the federal minimum wage increased to $5.85 per hour in July 2007, then to $6.55 per hour in July 2008, and to $7.25 per hour in July 2009. Additionally, from time to time, legislative proposals are made to increase the minimum wage in certain individual states. Wage rates for many of our employees are at or slightly above the minimum wage. As federal and/or state minimum wage rates increase, we may need to increase not only our employees' wage rates that are under the new minimum, but also the wages paid to our other hourly employees. Any increase in the cost of our labor could have an adverse effect on our operating costs, financial condition and results of operations.

**Any failure of our management information systems or the inability of third parties to continue to upgrade and maintain our systems could have an adverse effect on our business, financial condition and results of operations.**

We depend on the accuracy, reliability and proper functioning of our management information systems, including the systems used to track our sales and facilitate inventory management. We also rely on our management information systems for merchandise planning, replenishment and markdowns, as well as other key business functions. These functions enhance our ability to optimize sales while limiting markdowns and reducing inventory risk through properly marking down slow-selling styles, reordering existing styles and effectively distributing new inventory to our stores. We do not currently have redundant systems for all functions performed by our management information systems. Any interruption in these systems could impair our ability to manage our inventory effectively, which could have an adverse effect on our business. To support our growth, we will need to expand our management information systems, and our failure to link and maintain these systems adequately could have an adverse effect on our business.

We depend on third-party suppliers to maintain and periodically upgrade our management information systems, including the software programs supporting our inventory management functions. If any of these suppliers is unable to continue to maintain and upgrade these software programs and/or if we are unable to convert to alternate systems in an efficient and timely manner, it could result in an adverse effect on our business.

**Our ability to attract consumers to our stores depends on the success of the strip shopping centers and downtown business districts where our stores are located.**

We locate our stores in strip shopping centers, street front locations and downtown business districts where we believe our consumers and potential consumers shop. The success of an individual store can depend on favorable placement within a given strip shopping center or business district. We cannot control the development of alternative shopping destinations near our existing stores or the availability or cost of real estate within existing or new shopping destinations. If our store locations fail to attract sufficient consumer traffic or we are unable to locate replacement locations on terms acceptable to us, our business could suffer. If one or more of the anchor tenants located in the strip shopping centers or business districts where our stores are located close or leave, or if there is significant deterioration of the surrounding areas in which our stores are located, our business may be adversely affected.

**Our stock price is subject to volatility.**

Our stock price is volatile. From our initial public offering in May 2005 through January 30, 2010, the trading price of our common stock has ranged from $7.01 to $57.85 per share. As a result of this volatility, investors may not be able to sell their common stock at or above their respective purchase prices. The market price for our common stock may be influenced by many factors, including:

- actual or anticipated fluctuations in our operating results;
- changes in securities analysts' recommendations or estimates of our financial performance;
- changes in market valuations or operating performance of our competitors or companies similar to ours;
- announcements by us, our competitors or other retailers;
- additions and departures of key personnel;
- changes in accounting principles;
- the passage of legislation or other developments affecting us or our industry;
- the trading volume of our common stock in the public market;
- changes in economic or financial market conditions;
- natural disasters, terrorist acts, acts of war or periods of civil unrest; and
- the realization of some or all of the risks described in this section entitled "Risk Factors."

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and have recently experienced sharp price and trading volume changes. These broad market fluctuations may adversely affect the market price of our common stock.

**Securities analysts may not continue to cover our common stock or they may issue negative reports, and this may have an adverse impact on the price of our common stock.**

The trading market for our common stock relies, in part, on the research reports that financial analysts publish about our company or our industry. Public statements by these securities analysts may affect our stock price. If any of the analysts who cover us downgrades the rating of our common stock, our common stock price would likely decline. If any of these analysts ceases coverage of our common stock, we could lose visibility in the market, which in turn could cause our common stock price to decline.

**We do not currently intend to pay dividends on our common stock.**

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. In addition, under the terms of our revolving credit facility, the payment of cash dividends is prohibited.

**Provisions in our certificate of incorporation and by-laws and Delaware law may delay or prevent our acquisition by a third party.**

Our second amended and restated certificate of incorporation and our amended and restated by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among other things, a classified board of directors, advance notice for raising business or making nominations at stockholder meetings and "blank check" preferred stock. Blank check preferred stock enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including convertible securities with no limitations on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock.

We are also subject to several provisions of the Delaware General Corporation Law that could delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock or may otherwise be in the best interests of our stockholders.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

### Store Locations

As of January 30, 2010, we operated 403 stores located in 24 states. Our stores average approximately 10,400 square feet of selling space and are typically located in neighborhood strip shopping centers and downtown business districts that are convenient to low- to moderate-income customers. Originally, our stores were located in the Southeast, but in recent years we expanded into the Mid-Atlantic and Midwest regions and the states of Texas and California.

We have no franchising relationships, and all of the stores are company operated. All existing 403 stores, totaling approximately 5.2 million total square feet and 4.2 million selling square feet, are leased under operating leases. Additionally, as of March 8, 2010, we have signed leases for 26 new stores to be opened during fiscal 2010 aggregating 289,000 total selling square feet. The typical store lease is for five years with options to extend the lease term for three additional five-year periods. Nearly all store leases provide us the right to cancel following an initial three-year period in the event the store does not meet pre-determined sales levels. The table below sets forth the number of stores in each of the 24 states in which we operated as of January 30, 2010:

**Alabama—26**
**Arkansas—7**
**California—5**
**Delaware—1**
**Florida—39**
**Georgia—56**
**Illinois—7**
**Indiana—7**
**Kansas—1**
**Kentucky—3**
**Louisiana—32**
**Maryland—5**
**Michigan—15**
**Mississippi—22**
**Missouri—4**
**North Carolina—37**
**Ohio—15**
**Oklahoma—2**
**Pennsylvania—2**
**South Carolina—41**
**Tennessee—15**
**Texas—42**
**Virginia—17**
**Wisconsin—2**

### Support Center Facilities

We own an approximately 170,000 square-foot facility in Savannah, Georgia, which serves as one of our two distribution centers. We own another facility in Savannah totaling approximately 70,000 square feet, which serves as our headquarters and, to a lesser extent, as a merchandise storage facility. We own an approximately 550,000 square-foot facility in Darlington, South Carolina, which serves as a distribution center. We expect to open another distribution center in the southwestern United States in late 2010 or early 2011 to support our growth plans. In addition, we currently lease an 1,800 square-foot office in New York City which is used for buyer operations and meetings with vendors.

## ITEM 3. LEGAL PROCEEDINGS

We are from time to time involved in various legal proceedings incidental to the conduct of our business, including claims by customers, employees or former employees. While litigation is subject to uncertainties and the outcome of any litigated matter is not predictable, we are not aware of any legal proceedings pending or threatened against us that we expect to have a material adverse effect on our financial condition, results of operations or liquidity.

## ITEM 4. (Removed and Reserved)

# PART II

## ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on The NASDAQ Stock Market under the symbol "CTRN". The following table shows the high and low per share prices of our common stock for the periods indicated.

| | High | Low |
|---|---|---|
| **2008** | | |
| First Quarter | 22.73 | 12.42 |
| Second Quarter | 28.12 | 17.72 |
| Third Quarter | 25.88 | 11.33 |
| Fourth Quarter | 17.46 | 7.01 |
| **2009** | | |
| First Quarter | 25.40 | 9.40 |
| Second Quarter | 29.72 | 20.92 |
| Third Quarter | 31.47 | 21.30 |
| Fourth Quarter | 31.77 | 25.49 |

On March 23, 2010, the last reported sale price of our common stock on The NASDAQ Stock Market was $34.63 per share. On March 23, 2010, there were 116 holders of record and approximately 1,800 beneficial holders of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends on our common stock in the foreseeable future. In addition, under the terms of our revolving credit facility, the payment of cash dividends is prohibited.

**Recent Sales of Unregistered Securities.**

None.

**Purchases of Equity Securities by the Issuer and Affiliated Purchasers.**

None.

**Equity Compensation Plan Information.**

See Item 12 of this Report.

### Stock Performance Graph

Set forth below is a line graph comparing the last fifty-six months percentage change in the cumulative total stockholder return on shares of our common stock against (i) the cumulative total return of companies listed on The NASDAQ Stock Market and (ii) the cumulative total return of the NASDAQ Retail Trade Index. The period compared commences May 18, 2005, the date on which our common stock began trading on The NASDAQ Stock Market, and ends January 30, 2010. This graph assumes that $100 was invested on May 18, 2005 in our common stock and in each of the market index and the industry index, and that all cash distributions were reinvested. Our common stock price performance shown on the graph is not indicative of future price performance.


COMPARISON OF 56 MONTH CUMULATIVE TOTAL RETURN*
Among Citi Trends, Inc., The NASDAQ Composite Index
And The NASDAQ Retail Trade Index
$350
$300
$250
$200
$150
$100
$50
$0
5/18/05
1/06
1/07
1/08
1/09
1/10
Citi Trends, Inc.
NASDAQ Composite
NASDAQ Retail Trade

*$100 invested on 5/18/05 in stock or 4/30/05 in index, including reinvestment of dividends.
Fiscal year ending January 31.

| Total Return Analysis | 5/18/05 | 1/06 | 1/07 | 1/08 | 1/09 | 1/10 |
|---|---|---|---|---|---|---|
| Citi Trends, Inc. | 100.00 | 292.99 | 251.02 | 87.07 | 60.70 | 198.28 |
| NASDAQ Composite | 100.00 | 118.83 | 130.79 | 125.22 | 77.27 | 112.53 |
| NASDAQ Retail Trade | 100.00 | 120.99 | 116.26 | 112.11 | 69.09 | 121.26 |

## ITEM 6. SELECTED FINANCIAL DATA

### Selected Financial and Operating Data

The following table provides selected consolidated financial and operating data for each of the fiscal years in the five-year period ended January 30, 2010, including: (a) consolidated statement of income data for each such period, (b) additional operating data for each such period and (c) consolidated balance sheet data as of the end of each such period. The consolidated statement of income data for the fiscal years ended January 30, 2010, January 31, 2009 and February 2, 2008 and the consolidated balance sheet data as of January 30, 2010 and January 31, 2009 are derived from our audited consolidated financial statements included in Item 8 that have been audited by KPMG LLP, an independent registered public accounting firm. The statement of income data for the fiscal years ended February 3, 2007 and January 28, 2006 and the balance sheet data as of February 2, 2008, February 3, 2007 and January 28, 2006 are derived from our audited financial statements that are not included in this Report. The selected consolidated financial and operating data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 and our consolidated financial statements and related notes set forth in the financial pages of this Report. Historical results are not necessarily indicative of results to be expected for any future period.

| | Fiscal Year Ended (1) | | | | |
|---|---|---|---|---|---|
| | January 30, 2010 | January 31, 2009 | February 2, 2008 | February 3, 2007 | January 28, 2006 |
| | (dollars in thousands, except per share amounts) | | | | |
| **Statement of Income Data:** | | | | | |
| Net sales | $ 551,869 | $ 488,202 | $ 437,515 | $ 381,918 | $ 289,804 |
| Cost of sales | 338,898 | 301,867 | 278,783 | 235,744 | 178,953 |
| Gross profit | 212,971 | 186,335 | 158,732 | 146,174 | 110,851 |
| Selling, general and administrative expenses | 165,166 | 147,009 | 127,470 | 107,535 | 83,559 |
| Depreciation and amortization | 18,431 | 16,261 | 12,583 | 8,326 | 6,087 |
| Income from operations | 29,374 | 23,065 | 18,679 | 30,313 | 21,205 |
| Interest, net | 312 | 2,188 | 1,914 | 1,655 | 546 |
| Income before income tax expense | 29,686 | 25,253 | 20,593 | 31,968 | 21,751 |
| Income tax expense | 9,969 | 7,870 | 6,379 | 10,617 | 7,551 |
| Net income | $ 19,717 | $ 17,383 | $ 14,214 | $ 21,351 | $ 14,200 |
| Net income per common share: | | | | | |
| Basic | $ 1.36 | $ 1.21 | $ 1.02 | $ 1.57 | $ 1.21 |
| Diluted | $ 1.36 | $ 1.20 | $ 1.00 | $ 1.51 | $ 1.08 |
| Weighted average shares used to compute net income per share (2): | | | | | |
| Basic | 14,363,894 | 14,131,077 | 13,946,342 | 13,574,718 | 11,746,866 |
| Diluted | 14,395,605 | 14,268,788 | 14,223,229 | 14,138,063 | 13,148,602 |
| **Additional Operating Data:** | | | | | |
| Number of stores: | | | | | |
| Opened during period | 49 | 39 | 42 | 42 | 36 |
| Closed during period | 3 | 1 | 0 | 0 | 1 |
| Open at end of period | 403 | 357 | 319 | 277 | 235 |
| Selling square footage at end of period | 4,205,046 | 3,654,378 | 3,168,866 | 2,628,539 | 2,123,684 |
| Comparable store sales increase (3) | 0.6% | 0.0% | 1.0% (4) | 8.2% (4) | 16.7% (5) |
| Average sales per store (6) | $ 1,452 | $ 1,444 | $ 1,468 | $ 1,492 | $ 1,332 |
| **Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 62,993 | $ 33,516 | $ 6,203 | $ 7,707 | $ 3,995 |
| Short-term investments | 33,025 | - | 56,165 | 65,956 | 54,458 |
| Long-term investments | - | 43,825 | - | - | - |
| Total assets | 279,986 | 240,789 | 210,177 | 192,107 | 142,205 |
| Total liabilities | 98,643 | 82,582 | 72,030 | 73,898 | 58,456 |
| Total stockholders' equity | 181,343 | 158,207 | 138,147 | 118,209 | 83,749 |

---

(1) Our fiscal year ends on the Saturday closest to January 31 of each year. The years ended January 30, 2010, January 31, 2009, February 2, 2008, February 3, 2007 and January 28, 2006 are referred to as fiscal 2009, 2008, 2007, 2006 and 2005, respectively. Fiscal 2006 is comprised of 53 weeks. Fiscal years 2009, 2008, 2007and 2005 are each comprised of 52 weeks.

(2) Reflects 26 for 1 stock split completed in May 2005.

(3) Stores included in the comparable store sales calculation for any period are those stores that were opened prior to the beginning of the preceding fiscal year and were still open at the end of such period. Relocated stores and expanded stores are included in the comparable store sales results.

(4) The Company is reporting comparable store sales on a comparable store and comparable weeks basis; for fiscal 2007, the 52 weeks ended February 2, 2008 were compared to the 52 weeks ended February 3, 2007; for fiscal 2006, the 53 weeks ended February 3, 2007 were compared to the 53 weeks ended February 4, 2006.

(5) This data includes the positive impact of post-hurricane sales as a result of Hurricanes Katrina, Rita and Wilma during the months of September 2005 through January 2006.

(6) Average sales per store is defined as net sales divided by the average of stores open at the end of the prior fiscal year and stores open at the end of the current fiscal year.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section entitled "Selected Financial and Operating Data" and our audited consolidated financial statements and the respective related notes included elsewhere in this Annual Report on Form 10-K. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled "Risk Factors" and elsewhere in this Report, our actual results may differ materially from those anticipated in these forward-looking statements.*

### Overview

We are a rapidly growing, value-priced retailer of urban fashion apparel and accessories for the entire family. Our merchandise offerings are designed to appeal to the preferences of fashion conscious consumers, particularly African-Americans. Originally our stores were located in the Southeast, and in recent years we expanded into the Mid-Atlantic and Midwest regions and the states of Texas and California. We operate 403 stores in both urban and rural markets in 24 states.

We are pursuing an aggressive store growth strategy and believe that the addition of new stores will be the primary source of future growth. In fiscal 2009 we opened 49 new stores, entering the California and western Michigan markets for the first time. We expect to open approximately 55 new stores in fiscal 2010. Approximately 90% of the new stores we intend to open in fiscal 2010 will be located in states that we currently serve.

We measure performance using key operating statistics. One of the main performance measures we use is comparable store sales growth. We define a comparable store as a store that has been opened for an entire fiscal year. Therefore, a store will not be considered a comparable store until its 13th month of operation at the earliest or until its 24th month at the latest. As an example, stores opened in fiscal 2008 and fiscal 2009 were not considered comparable stores in fiscal 2009. Relocated and expanded stores are included in the comparable store sales results. We also use other operating statistics, most notably average sales per store, to measure our performance. As we typically occupy existing space in established shopping centers rather than sites built specifically for our stores, store square footage (and therefore sales per square foot) varies by store. We focus on overall store sales volume as the critical driver of profitability. The average sales per store has increased over the years, as we have increased comparable store sales and opened new stores that are generally larger than our historical store base. Average sales per store have increased from $0.8 million in fiscal 2000 to $1.5 million in fiscal 2009. In addition to sales, we measure gross profit as a percentage of sales and store operating expenses, with a particular focus on labor, as a percentage of sales. These results translate into store level contribution, which we use to evaluate overall performance of each individual store. Finally, we monitor corporate expenses against budgeted amounts. All of the statistics discussed above are critical components of earnings before interest, taxes, depreciation and amortization ("EBITDA") which is considered our most important operating statistic.

### Basis of the Presentation

Net sales consist of store sales and layaway fees, net of returns by customers. Cost of sales consists of the cost of products we sell and associated freight costs. Selling, general and administrative expenses are comprised of store costs, including payroll and occupancy costs, corporate and distribution center costs and advertising costs. We operate on a 52- or 53-week fiscal year, which ends on the Saturday closest to January 31. Each of our fiscal quarters consists of four 13-week periods, with an extra week added to the fourth quarter every five to six years. The years ended January 30, 2010, January 31, 2009, February 2, 2008, February 3, 2007 and January 28, 2006 are referred to as fiscal 2009, 2008, 2007, 2006 and 2005, respectively. Fiscal year 2006 is comprised of 53 weeks. Fiscal years 2009, 2008, 2007 and 2005 are each comprised of 52 weeks.

### Results of Operations

The following discussion of our financial performance is based on the consolidated financial statements set forth in the financial pages of this Report. The nature of our business is seasonal. Historically, sales in the first and fourth quarters have been higher than sales achieved in the second and third quarters of the fiscal year. Expenses and, to a greater extent, operating income, vary by quarter. Results of a period shorter than a full year may not be indicative of results expected for the entire year. Furthermore, the seasonal nature of our business may affect comparisons between periods.

*Net Sales and Additional Operating Data*

The following table sets forth, for the periods indicated, selected consolidated statement of income data expressed both in dollars and as a percentage of net sales:

| | Fiscal Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | January 30, 2010 | | January 31, 2009 | | February 2, 2008 | |
| | | | (dollars in thousands) | | | |
| **Statement of Income Data** | | | | | | |
| Net sales | $ 551,869 | 100.0% | $ 488,202 | 100.0% | $ 437,515 | 100.0% |
| Cost of sales | 338,898 | 61.4% | 301,867 | 61.8% | 278,783 | 63.7% |
| Gross profit | 212,971 | 38.6% | 186,335 | 38.2% | 158,732 | 36.3% |
| Selling, general and administrative expenses | 165,166 | 29.9% | 147,009 | 30.1% | 127,470 | 29.1% |
| Depreciation and amortization | 18,431 | 3.3% | 16,261 | 3.3% | 12,583 | 2.9% |
| Income from operations | 29,374 | 5.3% | 23,065 | 4.7% | 18,679 | 4.3% |
| Interest income | 404 | 0.1% | 2,495 | 0.5% | 2,383 | 0.5% |
| Interest expense | (92) | (0.0%) | (307) | (0.0%) | (469) | (0.1%) |
| Income before income tax expense | 29,686 | 5.4% | 25,253 | 5.2% | 20,593 | 4.7% |
| Income tax expense | 9,969 | 1.8% | 7,870 | 1.6% | 6,379 | 1.5% |
| Net income | $ 19,717 | 3.6% | $ 17,383 | 3.6% | $ 14,214 | 3.2% |

The following table provides information, for the years indicated, about the number of total stores open at the beginning of the year, stores opened and closed during each year, total stores open at the end of each year and comparable store sales for the years:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | January 30, 2010 | January 31, 2009 | February 2, 2008 |
| Total stores open, beginning of year | 357 | 319 | 277 |
| New stores | 49 | 39 | 42 |
| Closed stores | (3) | (1) | 0 |
| Total stores open, end of year | 403 | 357 | 319 |
| Comparable store sales increase (1) | 0.6% | 0.0% | 1.0% (2) |

---

(1) Stores included in the comparable store sales calculation for any year are those stores that were opened prior to the beginning of the preceding fiscal year and were still open at the end of such year. Relocated stores and expanded stores are included in the comparable store sales results.

(2) The Company is reporting comparable store sales on a comparable store and comparable weeks basis. For fiscal 2007, the 52 weeks ended February 2, 2008 are compared to the 52 weeks ended February 3, 2007.

***Fiscal 2009 Compared to Fiscal 2008***

*Net Sales.* Net sales increased $63.7 million, or 13.0%, to $551.9 million in fiscal 2009 from $488.2 million in fiscal 2008. The increase in net sales was due primarily to 49 new store openings in fiscal 2009 and 39 new store openings in fiscal 2008 for which there was not a full year of sales in fiscal 2008, partially offset by the closing of three stores in fiscal 2009 and one store in fiscal 2008. Additionally, comparable store sales were up 0.6% in fiscal 2009. The 49 stores opened in fiscal 2009 accounted for $36.0 million of the increase in sales, the 39 stores opened in fiscal 2008 accounted for $26.5 million of the increase, and the 315 comparable stores contributed $3.1 million in additional sales, while the closed stores had the effect of reducing sales by $1.9 million. Comparable stores include locations that have been relocated or expanded. There were 11 stores relocated or expanded in fiscal 2009 and 9 stores relocated or expanded in fiscal 2008. Sales in these comparable relocated and expanded stores increased 9.3% in fiscal 2009, while sales in all other comparable stores decreased less than 0.1%.

Approximately 70% of the 0.6% improvement in comparable store sales was due to an increase in the number of customer transactions, with the remainder due to a higher average customer purchase. Comparable store sales changes by major merchandise class were as follows: Accessories +11%; Home +6%; Children's +2%; Men's -2%; and Women's -2%.

*Gross Profit.* Gross profit increased $26.7 million, or 14.3%, to $213.0 million in fiscal 2009 from $186.3 million in fiscal 2008. The increase in gross profit is a result of the increase in sales, together with an improvement in the gross margin to 38.6% in fiscal 2009 from 38.2% in fiscal 2008. This increase in gross margin resulted from inventory shrinkage as a percentage of sales being 40 basis points lower due to steps taken to better control inventory shrinkage, including, a greater focus on problem stores by the store operations and loss prevention departments, the addition of sophisticated surveillance systems in high shrinkage stores, and lower inventory levels.

*Selling, General and Administrative Expenses.* Selling, general and administrative expenses increased $18.2 million, or 12.4%, to $165.2 million in fiscal 2009 from $147.0 million in fiscal 2008. The increase in these expenses was due primarily to additional store level, distribution and corporate costs arising from the opening of 49 new stores in fiscal 2009 and 39 new stores in fiscal 2008. Selling, general and administrative expenses as a percentage of net sales decreased to 29.9% in fiscal 2009 from 30.1% in fiscal 2008. Typically, it is difficult for us to achieve such expense leverage when comparable store sales increase at a rate as low as 0.6%, because most expense components have inflation in excess of that level. However, expenses were tightly controlled in 2009 in expectation of a slow sales environment. As a result, the 12.4% increase in expenses was less than the 13.0% increase in net sales and the 15.1% increase in store selling square footage.

*Depreciation and Amortization.* Depreciation and amortization expense increased $2.1 million, or 13.3%, to $18.4 million in fiscal 2009 from $16.3 million in fiscal 2008, as the result of capital expenditures incurred for new and relocated/expanded stores and the completion of the expansion of the Darlington distribution center in early 2008.

*Interest Income.* Interest income decreased to $0.4 million in fiscal 2009 from $2.5 million in fiscal 2008 due to a declining interest rate environment which affected our returns on auction rate securities as well as cash and cash equivalents.

*Interest Expense.* Interest expense decreased to $0.1 million in fiscal 2009 from $0.3 million in fiscal 2008 due to the normal decline in the interest portion of payments on our capital lease obligations as the principal portion of such obligations was reduced.

*Income Tax Expense.* Income tax expense increased $2.1 million, or 26.7%, to $10.0 million in fiscal 2009 from $7.9 million in fiscal 2008 due to higher pretax earnings in fiscal 2009 and an increase in the effective income tax rate to 33.6% in fiscal 2009 from 31.2% in fiscal 2008. The increase in the tax rate was due to having less tax-free interest income in fiscal 2009, as discussed above.

*Net Income.* Net income increased 13.4% to $19.7 million in fiscal 2009 from $17.4 million in fiscal 2008 due to the factors discussed above.

***Fiscal 2008 Compared to Fiscal 2007***

*Net Sales.* Net sales increased $50.7 million, or 11.6%, to $488.2 million in fiscal 2008 from $437.5 million in fiscal 2007. The increase in net sales was due to 39 new store openings in fiscal 2008 and 42 new store openings in fiscal 2007 for which there was not a full year of sales in fiscal 2007, partially offset by the closing of one store in fiscal 2008. Comparable store sales were up less than 0.1% in fiscal 2008. The 39 stores opened in fiscal 2008 accounted for $30.2 million of the increase in sales, the 42 stores opened in fiscal 2007 accounted for $20.7 million of the increase, and the 276 comparable stores contributed $0.3 million in additional sales, while the closed store had the effect of reducing sales by $0.5 million. Comparable stores include locations that have been relocated or expanded. There were 9 stores relocated or expanded in fiscal 2008 and 12 stores relocated or expanded in fiscal 2007. Sales in these comparable relocated and expanded stores increased 6.2% in fiscal 2008, while sales in all other comparable stores decreased 0.6%.

The negligible increase in comparable store sales included a 1.1% increase in the average customer purchase, offset by a similar decrease in the number of customer transactions. Comparable store sales changes by major merchandise class were as follows: Children's +8%; Home +5%; Men's -2%; Women's -3%; and Accessories -8%.

*Gross Profit.* Gross profit increased $27.6 million, or 17.4%, to $186.3 million in fiscal 2008 from $158.7 million in fiscal 2007. The increase in gross profit is a result of the increase in sales, together with an improvement in the gross margin to 38.2% in fiscal 2008 from 36.3% in fiscal 2007. This increase in gross margin resulted primarily from merchandise markdowns being approximately 140 basis points lower as a percentage of sales due to improved management of inventory levels. In addition, gross margin benefited from inventory shrinkage being approximately 40 basis points lower due to steps taken to better control inventory shrinkage, including, a reduction in the span of control given to our district managers in order to increase the level of supervision, a greater focus on problem stores by the store operations and loss prevention departments, the addition of sophisticated surveillance systems in high shrinkage stores, and lower inventory levels.

*Selling, General and Administrative Expenses.* Selling, general and administrative expenses increased $19.5 million, or 15.3%, to $147.0 million in fiscal 2008 from $127.5 million in fiscal 2007. The increase in these expenses was due primarily to additional store level, distribution and corporate costs arising from the opening of 39 new stores in fiscal 2008 and 42 new stores in fiscal 2007. Selling, general and administrative expenses as a percentage of net sales increased to 30.1% in fiscal 2008 from 29.1% in fiscal 2007, due primarily to the deleveraging effect that occurs on expenses as a percentage of sales when comparable store sales increase at a rate that is lower than the rate of inflation on expenses. In particular, payroll-related costs increased 80 basis points due to this deleveraging effect, together with higher incentive compensation expense resulting from better results in relation to goals, and an increase in store supervision costs in connection with a reduction in the span of control given to our district managers. These increases in the expense percentage were partially offset by approximately $0.6 million of expenses in fiscal 2007 related to a secondary stock offering and stock registration of which the Company received no proceeds.

*Depreciation and Amortization.* Depreciation and amortization expense increased $3.7 million, or 29.2%, to $16.3 million in fiscal 2008 from $12.6 million in fiscal 2007, as the result of capital expenditures incurred for new and relocated/expanded stores and the expansion of the Darlington distribution center.

*Interest Income.* Interest income increased to $2.5 million in fiscal 2008 from $2.4 million in fiscal 2007 due primarily to higher interest rates earned on our investments in auction rate securities once the auctions of such securities began to fail in February 2008 and due to an increase in market rates for a short period of time during the banking crisis in the third quarter.

*Interest Expense.* Interest expense decreased to $0.3 million in fiscal 2008 from $0.5 million in fiscal 2007 due to the normal decline in the interest portion of payments on our capital lease obligations as the principal portion of such obligations was reduced.

*Income Tax Expense.* Income tax expense increased $1.5 million, or 23.4%, to $7.9 million in fiscal 2008 from $6.4 million in fiscal 2007 due primarily to higher pretax earnings in fiscal 2008. The effective income tax rates in fiscal 2008 and fiscal 2007 were virtually unchanged at 31.2% and 31.0%, respectively.

*Net Income.* Net income increased 22.3% to $17.4 million in fiscal 2008 from $14.2 million in fiscal 2007 due to the factors discussed above.

**Liquidity and Capital Resources**

Our cash requirements are primarily for working capital, expansion of our distribution infrastructure, opening of new stores, remodeling of our existing stores and the improvement of our information systems. Historically, we have met these cash requirements from cash flow from operations, short-term trade credit, borrowings under our revolving lines of credit, long-term debt and capital leases, and cash proceeds from our initial public offering. We expect to be able to meet future cash requirements with cash flow from operations, short-term trade credit, existing cash balances and, if necessary, borrowings under our revolving credit facility (described below). In fiscal 2009, there was no need to borrow under the credit facility, including during the seasonal build of inventory in advance of the Christmas season. Due to our strong cash and cash equivalents position at January 30, 2010 ($63.0 million), we believe that we will likely not have to borrow under the credit facility during fiscal 2010.

**Discussion of Cash Flows**

***Fiscal 2009 Compared to Fiscal 2008***

As of January 30, 2010, we had total cash and cash equivalents of $63.0 million, compared with $33.5 million as of January 31, 2009. The most significant factors in the increase in our cash and cash equivalents position during fiscal 2009 were positive cash flow from operations and sales/redemptions of investment securities, partially offset by capital expenditures.

Inventory represented 36.0% of our total assets as of January 30, 2010, compared with 35.8% as of January 31, 2009. Management's ability to manage our inventory can have a significant impact on our cash flows from operations during a given interim period or fiscal year. In addition, inventory purchases can be seasonal in nature, such as the purchase of warm-weather or Christmas-related merchandise.

*Cash Flows Provided by Operating Activities.* Net cash provided by operating activities was $42.8 million in fiscal 2009 compared with $39.6 million in fiscal 2008. The main source of cash during fiscal 2009 was net income, adjusted for noncash expenses such as depreciation and amortization, deferred income taxes, loss on disposal of property and equipment, and stock-based compensation expense, totaling $39.8 million (compared with $35.4 million in fiscal 2008). In addition, cash provided by operating activities benefited from (1) accounts payable increasing $10.4 million (compared with $8.7 million in fiscal 2008) due to an increase in inventory and an improvement in inventory turnover in fiscal 2009 which resulted in more of our inventory still being in accounts payable at year end; (2) income tax payable increasing $2.9 million (compared with $0.7 million in fiscal 2008) due to higher pretax income and a higher effective tax rate in fiscal 2009; (3) accrued expenses and other long-term liabilities increasing $2.6 million (compared with $1.7 million in fiscal 2008) which represents a 13.1% increase, relatively consistent with the Company's growth during 2009; and (4) accrued compensation increasing $2.0 million (compared with $2.3 million in fiscal 2008) due to the Company's growth and a higher bonus accrual resulting from improved performance in relation to our budget in fiscal 2009. The only significant use of cash was inventory which increased $14.6 million (compared with $3.8 million in fiscal 2008). Approximately 75% of the increase in inventory was in new stores, while the remainder was in comparable stores and the distribution centers. There was more inventory in comparable stores due to a shift of sales near the end of fiscal 2009 from late January to early February, causing inventories on the last day of the year to be higher than normal. This shift in sales was a result of later income tax refunds, which often spur spending by our customers, and the last weekend of fiscal 2009 experiencing sales declines due to weather-related store closings and a shift in the timing of the first of the month around the end of the fiscal year.

*Cash Flows Used in Investing Activities.* Cash used in investing activities was $12.8 million in fiscal 2009 compared with $11.4 million in fiscal 2008. Cash used for the purchase of property and equipment was $23.6 million during fiscal 2009 and $23.0 million in fiscal 2008, with fiscal 2009 including capital expenditures for more new stores (49 vs. 39) and fiscal 2008 including the final portion of the costs related to completing the expansion of the Darlington, South Carolina distribution center which began in fiscal 2007. Sales/redemptions of municipal auction rate securities, net of purchases, provided cash of $10.8 million and $11.7 million in fiscal 2009 and 2008, respectively.

*Cash Flows Used in Financing Activities.* Cash used in financing activities was $0.5 million in fiscal 2009 and $0.9 million in fiscal 2008. Cash used in financing activities consisted of payments on capital lease obligations totaling $1.4 million and $1.6 million in fiscal 2009 and 2008, respectively, partially offset by cash provided in connection with stock option exercises and the related tax benefits.

Until required for other purposes, we maintain cash and cash equivalents in deposit or money market accounts.

***Fiscal 2008 Compared to Fiscal 2007***

As of January 31, 2009, we had total cash and cash equivalents of $33.5 million compared with total cash and cash equivalents of $6.2 million as of February 2, 2008. The most significant factors in the increase in our net liquidity position during fiscal 2008 were positive cash flow from operations and net sales/redemptions of investment securities, partially offset by capital expenditures.

Inventory represented 35.8% of our total assets as of January 31, 2009, compared with 39.2% as of February 2, 2008. Management's ability to manage our inventory can have a significant impact on our cash flows from operations during a given interim period or fiscal year. In addition, inventory purchases can be seasonal in nature, such as the purchase of warm-weather or Christmas-related merchandise.

*Cash Flows Provided by Operating Activities.* Net cash provided by operating activities was $39.6 million in fiscal 2008 compared to $16.6 million in fiscal 2007. The main source of cash during fiscal 2008 was net income, adjusted for noncash expenses such as depreciation and amortization, deferred income taxes, loss on disposal of property and equipment, and stock-based compensation expense, totaling $35.4 million (compared with $27.0 million in fiscal 2007). In addition, cash provided by operating activities benefited from accounts payable increasing $8.7 million (compared with a decrease of $3.3 million in fiscal 2007), despite inventory increasing only $3.8 million, due to improved inventory turnover which caused a greater percentage of inventory purchases to be included in accounts payable as of the end of fiscal 2008. The only significant use of cash, other than inventory, was a $4.1 million increase in prepaid and other current assets (compared with $1.1 million in fiscal 2007) due to (1) an increase in receivables from landlords for tenant improvement reimbursements, as the result of an effort by us to take on more of the construction work for new store leasehold improvements, in order to better control the projects, in return for reimbursements from the landlords, and (2) normal increases in credit card receivables, prepaid rent and prepaid insurance due to the Company's growth.

*Cash Flows Used in Investing Activities.* Cash used in investing activities was $11.4 million in fiscal 2008 compared with $20.3 million in fiscal 2007. Cash used for the purchase of property and equipment was $7.1 million lower during fiscal 2008 than in fiscal 2007 due primarily to the larger portion of the capital expenditures related to the expansion of the Darlington, South Carolina distribution center occurring in fiscal 2007. In addition, fiscal 2007 capital expenditures included the purchase of our corporate headquarters/inventory storage facility in Savannah, Georgia that had previously been leased. Sales/redemptions of municipal auction rate securities, net of purchases, provided cash of $11.7 million and $9.8 million in fiscal 2008 and 2007, respectively.

*Cash Flows (Used in)/Provided by Financing Activities.* Cash used in financing activities was $0.9 million in fiscal 2008 and cash provided by financing activities was $2.2 million in fiscal 2007. Cash used in financing activities consisted of payments on capital lease obligations totaling $1.6 million and $1.8 million in fiscal 2008 and 2007, respectively. In addition, cash totaling $1.0 million was used in fiscal 2008 to settle a stock option exercise. Cash provided by financing activities consisted primarily of the tax benefit from stock option exercises of $1.2 million in 2008 and $3.5 million in fiscal 2007.

**Liquidity Sources, Requirements and Contractual Cash Requirements and Commitments**

Our principal sources of liquidity consist of: (i) cash and cash equivalents (which equaled $63.0 million as of January 30, 2010); (ii) short-term trade credit; (iii) cash generated from operations on an ongoing basis as we sell our merchandise inventory; and (iv) a $20 million revolving credit facility. Trade credit represents a significant source of financing for inventory purchases and arises from customary payment terms and trade practices with our vendors. Historically, our principal liquidity requirements have been for working capital and capital expenditure needs.

As of January 30, 2010, we had $29.7 million ($33.0 million at par value) of investments in municipal auction rate securities ("ARS") issued by student loan funding organizations. These securities are high-grade (at least AA-rated with one or more rating agencies) and approximately 76% are either guaranteed by the Department of Education under the Federal Family Education Loan Program (37%) or backed by insurance companies, AMBAC Assurance Corporation (32%) or MBIA Insurance Corporation (7%). Historically, liquidity for investors in ARS was provided via an auction process that reset the interest rate every 35 days, allowing investors to either roll over their investments or sell them at par value. Beginning in February 2008, there was insufficient demand for these types of investments during the auctions and, as a result, these securities became illiquid. Although the auctions for the securities have failed, $23.0 million of our ARS have been redeemed at par value by certain issuers and our investment banks since February 2008. In addition, we have not experienced any defaults and continue to earn and receive interest on all of the investments that we still own.

In November 2008, we accepted an offer (the "Right") from UBS AG ("UBS") allowing us to sell at par value our remaining ARS to UBS at anytime during a two-year period from June 30, 2010 through July 2, 2012. As of January 30, 2010, the Right was valued at $3.3 million. In accepting the Right, we granted UBS the authority to sell or auction the ARS at par value at any time up until the expiration date of the Right and released UBS from any claims relating to the marketing and sale of ARS. We will continue to earn interest on the ARS until they are liquidated. The obligations of UBS under the Right are not secured by its assets and do not require UBS to obtain any financing to purchase the ARS. UBS has disclaimed any assurance that it will have sufficient financial resources to satisfy its obligations under the Right. If UBS does not have sufficient funding to buy back the ARS and no alternative buyers are located either through the auction process, issuer redemptions or other means, then we may not be able to access cash by selling these securities without incurring a loss of principal.

We believe that our existing sources of liquidity will be sufficient to fund our operations and anticipated capital expenditures for at least the next 12 months.

We anticipate that capital expenditures will be approximately $45 million to $50 million in fiscal 2010, approximately one-half of which is expected to relate to the Company's next distribution center in the southwestern United States. Most of the other expenditures will relate to the capital costs associated with approximately 55 new stores that we plan to open in fiscal 2010. We plan to finance these capital expenditures with cash flow from operations and existing cash balances.

The following table discloses aggregate information about our contractual obligations as of January 30, 2010 and the periods in which payments are due:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1-3 Years | 3-5 Years | More than 5 Years |
| | | | (in thousands) | | |
| Contractual obligations: | | | | | |
| Operating leases (1) | $ 94,654 | $ 27,093 | $ 42,828 | $ 19,739 | $ 4,994 |
| Purchase obligations | 82,081 | 82,081 | - | - | - |
| Total contractual cash obligations | $ 176,735 | $ 109,174 | $ 42,828 | $ 19,739 | $ 4,994 |

(1) Represents fixed minimum rents in stores and does not include incremental rents which are computed as a percentage of net sales. For example, in fiscal 2009 incremental percentage rent was approximately $1.5 million, which represented 5.4% of total rent expense.

*Indebtedness.* On March 25, 2009, we amended our credit facility with Bank of America to extend the expiration date to March 24, 2010 and to lower the commitment from $35 million to $20 million, reflecting our cash position and the fact that we previously had not had any borrowings under the facility. In addition, changes were made to the pricing of the facility, including an increase in the unused commitment fee from 0.15% to 0.25% and an amendment of the interest rates. Loans under the amended facility bear interest at either (a) a rate equal to the highest of (i) the Federal Funds Rate plus 0.50%, (ii) LIBOR plus 1.0% and (iii) Bank of America's prime rate, plus an applicable margin; or (b) a rate equal to LIBOR plus an applicable margin. The applicable margin is dependent on our consolidated leverage ratio and ranges from 0.75% to 1.25% for loans bearing interest at the rate described under (a) above and from 1.75% to 2.25% for loans bearing interest at the rate described under (b) above. Under the terms of the credit facility, the payment of cash dividends is prohibited and there is one financial covenant (consolidated leverage ratio). On March 22, 2010, the facility was amended to extend the expiration date to March 22, 2012. We have had no borrowings under the facility.

*Operating Leases.* We lease our stores under operating leases, which generally have an initial term of five years with renewal options. The typical store lease requires a combination of both fixed monthly rents and contingent rents computed as a percentage of net sales after a certain sales threshold has been met. For fiscal 2009, rent expense was $28.2 million compared with $23.1 million in fiscal 2008 (including $1.5 million and $1.6 million of percentage rent, respectively, in fiscal 2009 and 2008).

*Purchase Obligations.* As of January 30, 2010, we had purchase obligations of $82.1 million, all of which were for less than one year. These purchase obligations primarily consist of outstanding merchandise orders.

**Off-Balance Sheet Arrangements**

Other than the store operating leases described above, we do not have any off-balance sheet arrangements.

**Outstanding Stock Options**

As of January 30, 2010, we had outstanding vested options to purchase 111,990 shares of common stock at a weighted average exercise price of $22.59 per share and outstanding unvested options to purchase 11,738 shares of common stock at a weighted average price of $41.14 per share. The per share value of each share of common stock underlying the vested and unvested options, based on the difference between the exercise price per option and the estimated fair market value of the shares at the dates of the grant of the options (also referred to as intrinsic value), ranges from $0 to $1.25 per share. Based on the closing price of our common stock of $31.13 per share on January 29, 2010, the intrinsic value of the options outstanding on January 30, 2010 was $1,414,000, substantially all of which related to vested options.

## Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe the following critical accounting policies describe the more significant judgments and estimates used in the preparation of the consolidated financial statements:

### *Revenue Recognition*

While the recognition of revenue is predominantly derived from routine retail transactions and does not involve significant judgment, revenue recognition represents an important accounting policy of ours. We recognize retail sales net of sales taxes at the time the customer takes possession of and pays for merchandise, less an allowance for returns. We allow customers to return merchandise for up to thirty days after the date of sale and we reduce revenues for each fiscal year using a combination of actual and estimated return information for the returns in the thirty days after the year ends. As of January 30, 2010, the provision for returns was $224,000. Revenue from layaway sales is recognized when the customer has paid for and received the merchandise. If the merchandise is not fully paid for within sixty days, the customer is given a store credit for merchandise payments made, less a re-stocking fee and a layaway service charge. Layaway service charges, which are non-refundable, are recognized in revenue when collected. Gift cards were introduced in 45 stores in late fiscal 2009, with a rollout to all other stores expected to occur in 2010. Proceeds from the sale of gift cards are deferred until the customers use the cards to purchase merchandise. No amounts have yet been amortized into income for gift cards not expected to be redeemed ("breakage") due to the lack of time that has lapsed since cards began being sold under the recently implemented program. All sales are from cash, check or major credit card company transactions. We do not offer company-sponsored customer credit accounts. There were no material changes in the estimates or assumptions related to revenue recognition during fiscal 2009.

### *Inventory*

Inventory is stated at the lower of cost (first-in, first-out basis) or market as determined by the retail inventory method for store inventory and the average cost method for distribution center inventory. Under the retail inventory method, the cost value of inventory and gross margins are determined by calculating a cost-to-retail ratio and applying it to the retail value of inventory. Inherent in the retail inventory calculation are certain significant management judgments and estimates, including, among others, merchandise markups, markdowns and shrinkage, which impact the ending inventory valuation at cost as well as resulting gross margins. Merchandise markdowns are reflected in the inventory valuation when the price of an item is lowered in the stores. As a result, we believe the retail inventory method results in a more conservative inventory valuation than other accounting methods. We estimate and record an allowance for shrinkage for the period between the last physical count and the balance sheet date. The estimate of shrinkage can be affected by changes in actual shrinkage trends. Inventory shrinkage as a percentage of sales has ranged from 1.1% to 1.9% during fiscal years 2007 through 2009. Many retailers have arrangements with vendors that provide for rebates and allowances under certain conditions, which ultimately affect the value of the inventory. We do not generally enter into such arrangements with our vendors. There were no material changes in the estimates or assumptions related to the valuation of inventory during fiscal 2009.

### *Property and Equipment, net*

We have a significant investment in property and equipment stated at cost less accumulated depreciation and amortization. Equipment under capital leases is stated at the present value of the required minimum lease payments. Depreciation and amortization are computed using the straight-line method over the lesser of the estimated useful lives (primarily three to five years for computer equipment and furniture, fixtures and equipment, five years for leasehold improvements, seven years for major purchased software systems, and fifteen to twenty years for buildings and building improvements) of the related assets or the relevant lease term. Any reduction in these estimated useful lives would result in a higher annual depreciation expense for the related assets. There were no material changes in the estimates or assumptions related to the valuation and classification of property and equipment during fiscal 2009.

***Impairment of Long-Lived Assets***

We continually evaluate whether events and changes in circumstances warrant revised estimates of the useful lives or recognition of an impairment loss for long-lived assets. If facts and circumstances indicate that a long-lived asset, including property and equipment, may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value. Impairment losses charged to depreciation expense totaled approximately $0.1 million in fiscal 2009. There were no impairment losses recognized in fiscal 2008 or 2007. Impairment losses in the future are dependent on a number of factors such as site selection and general economic trends, and thus could be significantly different from historical results. To the extent our estimates for net sales, gross profit and store expenses are not realized, future assessments of recoverability could result in impairment charges. There were no material changes in the estimates or assumptions related to impairment of long-lived assets during fiscal 2009.

***Fair Value Measurements***

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market at the measurement date. Fair value is established according to a hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. Level 3 inputs are given the lowest priority in the fair value hierarchy.

As of January 30, 2010, we had $29.7 million ($33.0 million at par value) of investments in municipal auction rate securities ("ARS") issued by student loan funding organizations. The ARS are classified as trading securities in current assets as of January 30, 2010 and are reflected at estimated fair value. These securities are high-grade (at least AA-rated with one or more rating agencies) and approximately 76% are either guaranteed by the Department of Education under the Federal Family Education Loan Program (37%) or backed by insurance companies, AMBAC Assurance Corporation (32%) or MBIA Insurance Corporation (7%). Historically, liquidity for investors in ARS was provided via an auction process that reset the interest rate every 35 days, allowing investors to either roll over their investments or sell them at par value. Beginning in February 2008, there was insufficient demand for these types of investments during the auctions and, as a result, these securities became illiquid. Although the auctions for the securities have failed, $23.0 million of our ARS have been redeemed at par value by certain issuers and our investment banks since February 2008. In addition, we have not experienced any defaults and continue to earn and receive interest on all of the investments that we still own.

There was insufficient observable market information available as of January 30, 2010 to determine the fair value of ARS held by us. Accordingly, we estimated Level 3 fair values for these securities based on assumptions that market participants would use in their estimates of fair value. These assumptions included, among other things, discounted cash flow projections, the timing of expected future successful auctions or redemptions, collateralization of the underlying securities and the creditworthiness of the issuers and insurance companies. Based on this Level 3 valuation, we valued the ARS investments at $29.7 million as of January 30, 2010, representing a $3.3 million decline from par value.

In November 2008, we accepted an offer (the "Right") from UBS AG ("UBS") allowing us to sell at par value our remaining ARS to UBS at anytime during a two-year period from June 30, 2010 through July 2, 2012. In accepting the Right, we granted UBS the authority to sell or auction the ARS at par value at any time up until the expiration date of the Right and released UBS from any claims relating to the marketing and sale of ARS. We will continue to earn interest on the ARS until they are liquidated. The obligations of UBS under the Right are not secured by its assets and do not require UBS to obtain any financing to purchase the ARS. UBS has disclaimed any assurance that it will have sufficient financial resources to satisfy its obligations under the Right. If UBS does not have sufficient funding to buy back the ARS and no alternative buyers are located either through the auction process, issuer redemptions or other means, then we may not be able to access cash by selling these securities without incurring a loss of principal.

The Right represents a put option and is recognized as an instrument separate from the ARS. We elected to account for this Right at its fair value of $3.3 million using a discounted cash flow approach that includes estimates of interest rates and the credit risk associated with UBS. This valuation is based on unobservable inputs, therefore, represents a Level 3 fair value. We expect that subsequent changes in the value of the Right will largely offset the subsequent fair value movements of the ARS, subject to the continued expected performance by UBS of its obligations under the Right.

*Insurance Liabilities*

We are largely self-insured for workers' compensation costs and employee medical claims. Our self-insurance liabilities are based on the total estimated costs of claims filed and estimates of claims incurred but not reported, less amounts paid against such claims. We use current and historical claims data, together with information from actuarial studies, in developing our estimates. The insurance liabilities we record are primarily influenced by the frequency and severity of claims and the Company's growth. If the underlying facts and circumstances related to the claims change, then we may be required to record more or less expense which could be material in relation to our results of operations. There were no material changes in the estimates or assumptions related to insurance liabilities during fiscal 2009, except that estimates for workers' compensation costs were required for the entire year in fiscal 2009 versus just two months in fiscal 2008 due to the conversion in late fiscal 2008 of our insurance policy to a much higher level of self-insurance.

*Stock-Based Compensation*

Compensation expense associated with all nonvested restricted stock and stock options is recognized based on an estimate of the grant-date fair value of each equity award. The fair values of grants of nonvested restricted stock are estimated based on the closing stock price on the grant date while the fair values of stock option awards are estimated at each grant date using the Black-Scholes Merton option pricing model. There were no grants of options in fiscal 2009. If factors change and we employ different assumptions in future periods, the stock-based compensation expense may differ significantly from the amount recorded in the current period. There were no material changes in the estimates or assumptions used to determine stock-based compensation during fiscal 2009.

*Operating Leases*

We lease all of our store properties and account for the leases as operating leases. Many lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing incentives and minimum rent expense on a straight-line basis over the terms of the leases, we use the date of initial possession to begin amortization, which is generally when we enter the space and begin to make improvements in preparation of intended use.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing "rent holidays" at a date other than the date of initial occupancy, we record minimum rent expense on a straight-line basis over the terms of the leases. Tenant improvement allowances are included in accrued expenses (current portion) and other long-term liabilities (noncurrent portion) and are amortized over the lease term. Changes in the balances of tenant improvement allowances are included as a component of operating activities in the consolidated statements of cash flows.

Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of net sales that are in excess of a predetermined level. These amounts are excluded from minimum rent and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable. There were no material changes in the estimates or assumptions related to operating leases during fiscal 2009.

*Accounting for Income Taxes*

We account for income taxes under the asset and liability method. The computation of income taxes is subject to estimation due to the judgment required and the uncertainty related to the recoverability of deferred tax assets or the outcome of tax audits. We adjust our income tax provision in the period it is determined that actual results will differ from our estimates. Tax law and rate changes are reflected in the income tax provision in the year in which such changes are enacted. There were no material changes in the estimates or assumptions related to income taxes during fiscal 2009.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases the accounting treatment of a particular transaction is specifically dictated by U.S. generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result.

**Recent Accounting Pronouncements**

See note 2 to our consolidated financial statements included in this Report for recently issued accounting standards, including the expected dates of adoption and estimated effects on our consolidated financial statements.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to financial market risks related to changes in interest rates earned on our investments. We cannot predict market fluctuations in interest rates. As a result, future results may differ materially from estimated results due to changes in interest rates. A hypothetical 100 basis point change in prevailing market interest rates would not have materially impacted our financial position, results of operations or cash flows for fiscal 2009. We do not engage in financial transactions for trading or speculative purposes and have not entered into any interest rate hedging contracts. Interest rates on our credit facility did not impact us in fiscal 2009 because we did not borrow during the year.

We source all of our product from apparel markets in the United States in U.S. Dollars and, therefore, are not directly subject to fluctuations in foreign currency exchange rates. However, fluctuations in currency exchange rates could affect our purchasing power with vendors that import merchandise to sell to us. We have not entered into forward contracts to hedge against fluctuations in foreign currency prices.

As of January 30, 2010, we had $29.7 million ($33.0 million at par value) of investments in municipal auction rate securities ("ARS") issued by student loan funding organizations. These securities are high-grade (at least AA-rated with one or more rating agencies) and approximately 76% are either guaranteed by the Department of Education under the Federal Family Education Loan Program (37%) or backed by insurance companies, AMBAC Assurance Corporation (32%) or MBIA Insurance Corporation (7%). Historically, liquidity for investors in ARS was provided via an auction process that reset the interest rate every 35 days, allowing investors to either roll over their investments or sell them at par value. Beginning in February 2008, there was insufficient demand for these types of investments during the auctions and, as a result, these securities became illiquid. Although the auctions for the securities have failed, $23.0 million of our ARS have been redeemed at par value by certain issuers and our investment banks since February 2008. In addition, we have not experienced any defaults and continue to earn and receive interest on all of the investments that we still own.

In November 2008, we accepted an offer (the "Right") from UBS AG ("UBS") allowing us to sell at par value our remaining ARS to UBS at anytime during a two-year period from June 30, 2010 through July 2, 2012. As of January 30, 2010, the Right was valued at $3.3 million. In accepting the Right, we granted UBS the authority to sell or auction the ARS at par value at any time up until the expiration date of the Right and released UBS from any claims relating to the marketing and sale of ARS. We will continue to earn interest on the ARS until they are liquidated. The obligations of UBS under the Right are not secured by its assets and do not require UBS to obtain any financing to purchase the ARS. UBS has disclaimed any assurance that it will have sufficient financial resources to satisfy its obligations under the Right. If UBS does not have sufficient funding to buy back the ARS and no alternative buyers are located either through the auction process, issuer redemptions or other means, then we may not be able to access cash by selling these securities without incurring a loss of principal.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this item and the report of the independent accountant thereon required by Item 14(a)(2) appear beginning on page F-2 of this Report. See accompanying Index to the consolidated financial statements on page F-1. The supplementary financial data required by Item 302 of Regulation S-K appears in note 12 to the consolidated financial statements.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

## ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Report pursuant to Rules 13a-15 and 15d-15 of the Exchange Act. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer each concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information has been accumulated and communicated to our management, including the officers who certify our financial reports, as appropriate, to allow timely decisions regarding the required disclosures.

Our disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended January 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

For the Report of Management on Internal Control over Financial Reporting and the report of our independent registered public accounting firm on Internal Control over Financial Reporting, see Item 8, Financial Statements and Supplementary Data.

## ITEM 9B. OTHER INFORMATION

None.

## PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item with respect to our executive officers and directors, compliance by our directors, executive officers and certain beneficial owners of our common stock with Section 16(a) of the Exchange Act, the committees of our Board of Directors, our Audit Committee Financial Expert and our Code of Ethics is incorporated herein by reference to information under the captions entitled "Board of Directors and Committees of the Board of Directors," "Executive Officers," and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement (to be filed hereafter) in connection with our 2010 Annual Meeting of Stockholders and possibly elsewhere in the proxy statement (or will be filed by amendment to this Report).

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to information under the captions entitled "Executive Compensation," "Board of Directors and Committees of the Board of Directors" and "Compensation Committee Report" in our definitive proxy statement (to be filed hereafter) in connection with our 2010 Annual Meeting of Stockholders and possibly elsewhere in the proxy statement (or will be filed by amendment to this Report).

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item with respect to ownership of our common stock is incorporated herein by reference to the information under the caption entitled "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement (to be filed hereafter) in connection with our 2010 Annual Meeting of Stockholders and possibly elsewhere in the proxy statement (or will be filed by amendment to this Report).

**Equity Compensation Plan Information**. The following table represents those securities authorized for issuance as of January 30, 2010 under our existing equity compensation plans.

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) (a) | Weighted average exercise price of outstanding options, warrants and rights (2) (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (3) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 432,759 | $ 24.35 | 739,645 |
| Equity compensation plans not approved by security holders | - | - | - |
| Total | 432,759 | $ 24.35 | 739,645 |

(1) Includes 31,798 outstanding options issued under the 1999 Allied Fashion Stock Option Plan. This plan was replaced in May 2005 by the Citi Trends, Inc. 2005 Long-Term Incentive Plan (the "Incentive Plan"), which provides for the issuance of up to 1,300,000 shares of common stock upon the exercise of stock options or as awards of nonvested restricted stock and other performance awards. Also, includes 91,930 outstanding options and 309,031 nonvested restricted stock grants issued under the Incentive Plan.

(2) The weighted average exercise price is for options only and does not include nonvested restricted stock.

(3) Consists of shares available for awards of options, nonvested restricted stock and other performance awards under the Incentive Plan.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the information under the captions entitled "Certain Relationships and Related Party Transactions" and "Board of Directors and Committees of the Board of Directors" in our definitive proxy statement (to be filed hereafter) in connection with our 2010 Annual Meeting of Stockholders and possibly elsewhere in the proxy statement (or will be filed by amendment to this Report).

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the information under the caption entitled "Ratification of Independent Registered Public Accounting Firm" in our definitive proxy statement (to be filed hereafter) in connection with our 2010 Annual Meeting of Stockholders and possibly elsewhere in the proxy statement (or will be filed by amendment to this Report).

## PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

See accompanying Financial Statements beginning on page F-1.

(a)(2) Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable or the information is included in the Financial Statements, and therefore, have been omitted.

(a)(3) Exhibits

**Exhibit Index**

| Exhibit No. | Description |
|---|---|
| 3.1 | Second Amended and Restated Certificate of Incorporation, as amended by the Certificate of Amendment dated June 22, 2006 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2006) |
| 3.2 | Amended and Restated By-laws (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 (File No. 333-125611) filed with the SEC on June 8, 2005) |
| 4.1 | Specimen certificate for shares of common stock, $.01 par value (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-123028) filed with the SEC on April 29, 2005) |
| *10.1 | Amended and Restated Employment Agreement by and between R. Edward Anderson and Citi Trends, Inc., dated as of December 30, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 30, 2005) |
| 10.2 | Lease Agreement, dated as of September 30, 2004, by and between Meyer Warehouse, LLC, as landlord, and Citi Trends, Inc., as tenant (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 (File No. 333-123028) filed with the SEC on February 28, 2005) |
| 10.3 | $3.0 Million Loan Agreement between Citi Trends, Inc. and Bank of America dated June 16, 2006 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2006) |
| 10.4 | Amendment No. 1 dated August 28, 2006 to $3.0 Million Loan Agreement between Citi Trends, Inc. and Bank of America dated June 16, 2006 (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended February 3, 2007) |
| *10.5 | Allied Fashion, Inc. Amended and Restated 1999 Stock Option Plan (as previously amended and restated effective as of June 17, 2004) (incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-8 (File No. 333-125611) filed with the SEC on June 8, 2005) |
| *10.6 | Amendment to the 1999 Allied Fashion Inc. Stock Option Plan (as previously amended and restated effective as of June 17, 2004) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 28, 2006) |
| *10.7 | Citi Trends, Inc. 2005 Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 2, 2008) |
| *10.8 | Form of Restricted Stock Award Agreement for Employees (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 2, 2008) |
| *10.9 | Form of Restricted Stock Award Agreement for Directors (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended February 3, 2007) |

| | |
|---|---|
| *10.10 | Form of Stock Option Agreement for Employees (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the year ended February 3, 2007) |
| *10.11 | Form of Stock Option Agreement for Directors (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended February 3, 2007) |
| *10.12 | Offer Letter to Ivy Council dated December 6, 2006 (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended February 2, 2008) |
| *10.13 | Offer Letter to Bruce D. Smith dated April 2, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2007) |
| *10.14 | Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and Bruce D. Smith dated April 2, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2007) |
| 10.15 | Credit Agreement dated March 26, 2008 among Citi Trends, Inc., as Borrower, the Subsidiaries of the Borrower identified therein, as the Guarantors, and Bank of America, N.A., as Lender (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended February 2, 2008) |
| *10.16 | Employment Agreement between the Company and Elizabeth Feher dated April 2, 2008 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 3, 2008) |
| *10.17 | Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and Elizabeth Feher dated April 2, 2008 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 3, 2008) |
| 10.18 | UBS Offer Letter dated October 8, 2008, together with Acceptance Form of Citi Trends, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended November 1, 2008) |
| *10.19 | Employment Agreement between the Company and R. David Alexander, Jr. dated December 5, 2008 (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended January 31, 2009) |
| *10.20 | Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and R. David Alexander, Jr. dated December 5, 2008 (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended January 31, 2009) |
| 10.21 | First Amendment to Credit Agreement, dated as of March 25, 2009, by and between Citi Trends, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended January 31, 2009) |
| *10.22 | Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and R. Edward Anderson dated March 25, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009) |
| *10.23 | Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and R. David Alexander, Jr. dated March 25, 2009 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009) |
| *10.24 | Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and Elizabeth R. Feher dated March 25, 2009 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009) |
| *10.25 | Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and Bruce D. Smith dated March 25, 2009 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009) |

| | |
|---|---|
| *10.26 | Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and Ivy D. Council dated March 25, 2009 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009) |
| *10.27 | Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and James A. Dunn dated March 25, 2009 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009) |
| *10.28 | Severance Agreement between the Company and R. Edward Anderson dated March 25, 2009 (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009) |
| *10.29 | Severance Agreement between the Company and R. David Alexander, Jr. dated March 25, 2009 (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009) |
| *10.30 | Severance Agreement between the Company and Elizabeth R. Feher dated March 25, 2009 (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009) |
| *10.31 | Severance Agreement between the Company and Bruce D. Smith dated March 25, 2009 (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009) |
| *10.32 | Severance Agreement between the Company and Ivy D. Council dated March 25, 2009 (incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009) |
| *10.33 | Severance Agreement between the Company and James A. Dunn dated March 25, 2009 (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009) |
| *10.34 | Citi Trends, Inc. Annual Incentive Bonus Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2009) |
| *10.35 | Form of Restricted Stock Award Agreement for Employees (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2009) |
| *10.36 | Form of Restricted Stock Award Agreement for Directors (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2009) |
| 10.37 | Second Amendment to Credit Agreement, dated as of March 22, 2010, by and between Citi Trends, Inc. and Bank of America, N.A. |
| 21.1 | Subsidiary of the Registrant |
| 23.1 | Consent of KPMG LLP |
| 31.1 | Certification of R. David Alexander, Jr., President and Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification of Bruce D. Smith, Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | Certification of R. David Alexander, Jr., President and Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2 | Certification of Bruce D. Smith, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

---

* Indicates management contract or compensatory plan or arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITI TRENDS, INC.
(Registrant)

| | | | |
|---|---|---|---|
| Date April 14, 2010 | By | /s/ R. David Alexander, Jr.<br>R. David Alexander, Jr.<br>President and Chief Executive Officer (Principal Executive Officer) | /s/ Bruce D. Smith<br>Bruce D. Smith<br>Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ R. David Alexander, Jr.<br>R. David Alexander, Jr. | President and Chief Executive Officer (Principal Executive Officer) and Director | April 14, 2010 |
| /s/ Bruce D. Smith<br>Bruce D. Smith | Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) | April 14, 2010 |
| /s/ R. Edward Anderson<br>R. Edward Anderson | Chairman of the Board of Directors | April 14, 2010 |
| /s/ Brian P. Carney<br>Brian P. Carney | Director | April 14, 2010 |
| /s/ Lawrence E. Hyatt<br>Lawrence E. Hyatt | Director | April 14, 2010 |
| /s/ John S. Lupo<br>John S. Lupo | Director | April 14, 2010 |
| /s/ Patricia M. Luzier<br>Patricia M. Luzier | Director | April 14, 2010 |

**Citi Trends, Inc.**
**Index to Consolidated Financial Statements**

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JANUARY 30, 2010, JANUARY 31, 2009 AND FEBRUARY 2, 2008

## MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of management, including our chief executive officer and chief financial officer, we assessed the effectiveness of our internal control over financial reporting as of January 30, 2010, based on the criteria described in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, our management concluded that our internal control over financial reporting was effective based on those criteria as of January 30, 2010.

Our independent registered public accounting firm, KPMG LLP, audited the effectiveness of our internal control over financial reporting as of January 30, 2010, as stated in their attestation report which is included herein.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Citi Trends, Inc.:

We have audited the accompanying consolidated balance sheets of Citi Trends, Inc. and subsidiary (the Company) as of January 30, 2010 and January 31, 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years ended January 30, 2010, January 31, 2009, and February 2, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citi Trends, Inc. and subsidiary as of January 30, 2010 and January 31, 2009, and the results of their operations and their cash flows for each of the fiscal years ended January 30, 2010, January 31, 2009, and February 2, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Citi Trends, Inc.'s internal control over financial reporting as of January 30, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 13, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in note 2 to the financial statements, the Company has changed its method of accounting for fair value measurements effective February 3, 2008 due to the adoption of SFAS No. 157, *Fair Value Measurements,* (included in FASB ASC 820-*Fair Value Measurements and Disclosures*) and as discussed in note 7 to the consolidated financial statements, the Company has changed its method of accounting for uncertainties in income taxes effective February 4, 2007 due to the adoption of Financial Accounting Standards Board Interpretation No. 48- *Accounting for Uncertainty in Income Taxes-an interpretation of FAS 109,*(included in FASB ASC 740- *Income Taxes*).

(signed) KPMG LLP

April 13, 2010
Jacksonville, Florida
Certified Public Accountants

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Stockholders
Citi Trends, Inc.:

We have audited Citi Trends, Inc.'s (the Company) internal control over financial reporting as of January 30, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Citi Trends, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 30, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Citi Trends, Inc. as of January 30, 2010 and January 31, 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the fiscal years ended January 30, 2010, January 31, 2009, and February 2, 2008, and our report dated April 13, 2010 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG LLP

April 13, 2010
Jacksonville, Florida
Certified Public Accountants

**Citi Trends, Inc.**
**Consolidated Balance Sheets**
**January 30, 2010 and January 31, 2009**
**(in thousands, except share data)**

| | January 30, 2010 | January 31, 2009 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 62,993 | $ 33,516 |
| Short-term investment securities | 33,025 | - |
| Inventory | 100,874 | 86,259 |
| Prepaid and other current assets | 10,409 | 10,625 |
| Deferred tax asset | 4,518 | 3,447 |
| Total current assets | 211,819 | 133,847 |
| Property and equipment, net | 63,791 | 58,861 |
| Long-term investment securities | - | 43,825 |
| Goodwill | 1,371 | 1,371 |
| Deferred tax asset | 2,488 | 2,480 |
| Other assets | 517 | 405 |
| Total assets | $ 279,986 | $ 240,789 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 62,706 | $ 52,295 |
| Accrued expenses | 12,773 | 11,478 |
| Accrued compensation | 9,500 | 7,514 |
| Current portion of capital lease obligations | - | 1,403 |
| Income tax payable | 3,024 | 682 |
| Layaway deposits | 645 | 564 |
| Total current liabilities | 88,648 | 73,936 |
| Other long-term liabilities | 9,995 | 8,646 |
| Total liabilities | 98,643 | 82,582 |
| Stockholders' Equity: | | |
| Common stock, $0.01 par value. Authorized 32,000,000 shares; 14,899,577 shares issued as of January 30, 2010 and 14,698,852 shares issued as of January 31, 2009; 14,733,827 shares outstanding as of January 30, 2010 and 14,533,102 shares outstanding as of January 31, 2009 | 146 | 145 |
| Paid in capital | 74,368 | 70,950 |
| Retained earnings | 106,994 | 87,277 |
| Treasury stock, at cost; 165,750 shares as of January 30, 2010 and January 31, 2009 | (165) | (165) |
| Total stockholders' equity | 181,343 | 158,207 |
| Commitments and contingencies (note 10) | | |
| Total liabilities and stockholders' equity | $ 279,986 | $ 240,789 |

See accompanying notes to consolidated financial statements

**Citi Trends, Inc.**
**Consolidated Statements of Income**
**Years Ended January 30, 2010, January 31, 2009, and February 2, 2008**
**(in thousands, except per share data)**

| | Fiscal 2009 | Fiscal 2008 | Fiscal 2007 |
|---|---|---|---|
| Net sales | $ 551,869 | $ 488,202 | $ 437,515 |
| Cost of sales | 338,898 | 301,867 | 278,783 |
| Gross profit | 212,971 | 186,335 | 158,732 |
| Selling, general and administrative expenses | 165,166 | 147,009 | 127,470 |
| Depreciation and amortization | 18,431 | 16,261 | 12,583 |
| Income from operations | 29,374 | 23,065 | 18,679 |
| Interest income | 404 | 2,495 | 2,383 |
| Interest expense | (92) | (307) | (469) |
| Income before income tax expense | 29,686 | 25,253 | 20,593 |
| Income tax expense | 9,969 | 7,870 | 6,379 |
| Net income | $ 19,717 | $ 17,383 | $ 14,214 |
| | | | |
| Basic net income per common share | $ 1.36 | $ 1.21 | $ 1.02 |
| Diluted net income per common share | $ 1.36 | $ 1.20 | $ 1.00 |
| | | | |
| Net income attributable to common shares | | | |
| Basic | $ 19,540 | $ 17,162 | $ 14,160 |
| Diluted | $ 19,541 | $ 17,164 | $ 14,162 |
| | | | |
| Weighted average number of shares outstanding | | | |
| Basic | 14,364 | 14,131 | 13,946 |
| Diluted | 14,396 | 14,269 | 14,223 |

See accompanying notes to consolidated financial statements

**Citi Trends, Inc.**
**Consolidated Statements of Cash Flows**
**Years Ended January 30, 2010, January 31, 2009, and February 2, 2008**
**(in thousands)**

| | Fiscal 2009 | Fiscal 2008 | Fiscal 2007 |
|---|---|---|---|
| Operating activities: | | | |
| Net income | $ 19,717 | $ 17,383 | $ 14,214 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 18,431 | 16,261 | 12,583 |
| Deferred income taxes | (1,079) | (333) | (1,401) |
| Loss on disposal of property and equipment | 260 | 110 | 59 |
| Noncash stock-based compensation expense | 2,495 | 2,024 | 1,496 |
| Excess tax benefits from stock-based payment arrangements | (570) | (1,218) | (3,516) |
| Changes in assets and liabilities: | | | |
| Inventory | (14,615) | (3,839) | (9,060) |
| Prepaid and other current assets | 216 | (4,072) | (1,078) |
| Other assets | (112) | (76) | (51) |
| Accounts payable | 10,411 | 8,729 | (3,328) |
| Accrued expenses and other long-term liabilities | 2,644 | 1,658 | 3,813 |
| Accrued compensation | 1,986 | 2,289 | (969) |
| Income tax payable | 2,912 | 745 | 3,820 |
| Layaway deposits | 81 | (71) | 59 |
| Net cash provided by operating activities | 42,777 | 39,590 | 16,641 |
| Investing activities: | | | |
| Purchases of investment securities | - | (4,000) | (33,989) |
| Sales/redemptions of investment securities | 10,800 | 15,675 | 43,780 |
| Purchases of property and equipment | (23,621) | (23,025) | (30,095) |
| Net cash used in investing activities | (12,821) | (11,350) | (20,304) |
| Financing activities: | | | |
| Excess tax benefits from stock-based payment arrangements | 570 | 1,218 | 3,516 |
| Repayments on long-term debt and capital lease obligations | (1,403) | (1,580) | (1,768) |
| Cash used to settle equity instruments granted under stock-based payment arrangements | (489) | (1,040) | - |
| Proceeds from the exercise of stock options | 843 | 475 | 411 |
| Net cash (used in) provided by financing activities | (479) | (927) | 2,159 |
| Net increase (decrease) in cash and cash equivalents | 29,477 | 27,313 | (1,504) |
| Cash and cash equivalents: | | | |
| Beginning of period | 33,516 | 6,203 | 7,707 |
| End of period | $ 62,993 | $ 33,516 | $ 6,203 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid for interest | $ 72 | $ 285 | $ 446 |
| Cash paid for income taxes | $ 8,136 | $ 7,458 | $ 3,961 |
| Supplemental disclosures of noncash financing and investing activities: | | | |
| Paid in capital for the exercise of stock options satisfied by the surrender of shares | $ - | $ 43 | $ 45 |
| Cumulative effect of adopting new accounting pronouncement for uncertain tax positions | $ - | $ - | $ 301 |

See accompanying notes to consolidated financial statements

## Citi Trends, Inc.
## Consolidated Statements of Stockholders' Equity
## Years Ended January 30, 2010, January 31, 2009, and February 2, 2008
## (in thousands, except share amounts)

| | Common Stock | | Paid in | Retained | Treasury Stock | | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Shares | Amount | Total |
| Balances—February 3, 2007 | 13,972,437 | $ 140 | $ 62,855 | $ 55,379 | 165,750 | $ (165) | $ 118,209 |
| Cumulative effect of adopting new accounting pronouncement for uncertain tax positions | | | | 301 | | | 301 |
| Exercise of stock options | 228,563 | 2 | 454 | | | | 456 |
| Tax benefit of stock options exercised | | | 3,516 | | | | 3,516 |
| Issuance of nonvested shares to employees and directors under incentive plan | 69,866 | | | | | | - |
| Forfeiture of nonvested shares by employees and directors | (5,395) | | | | | | - |
| Stock-based compensation expense | | | 1,496 | | | | 1,496 |
| Net share settlement of options | | | (45) | | | | (45) |
| Net income | | | | 14,214 | | | 14,214 |
| Balances—February 2, 2008 | 14,265,471 | 142 | 68,276 | 69,894 | 165,750 | (165) | 138,147 |
| Exercise of stock options | 246,823 | 3 | 515 | | | | 518 |
| Tax benefit of stock options exercised | | | 1,218 | | | | 1,218 |
| Issuance of nonvested shares to employees and directors under incentive plan | 212,751 | | | | | | - |
| Forfeiture of nonvested shares by employees and directors | (20,929) | | | | | | - |
| Stock-based compensation expense | | | 2,024 | | | | 2,024 |
| Net share settlement of options | | | (1,003) | | | | (1,003) |
| Net share settlement of nonvested shares | (5,264) | | (80) | | | | (80) |
| Net income | | | | 17,383 | | | 17,383 |
| Balances—January 31, 2009 | 14,698,852 | 145 | 70,950 | 87,277 | 165,750 | (165) | 158,207 |
| Exercise of stock options | 79,197 | 1 | 842 | | | | 843 |
| Tax benefit of stock options exercised | | | 570 | | | | 570 |
| Issuance of nonvested shares to employees and directors under incentive plan | 159,998 | | | | | | - |
| Forfeiture of nonvested shares by employees and directors | (18,274) | | | | | | - |
| Stock-based compensation expense | | | 2,495 | | | | 2,495 |
| Net share settlement of nonvested shares | (20,196) | | (489) | | | | (489) |
| Net income | | | | 19,717 | | | 19,717 |
| Balances—January 30, 2010 | 14,899,577 | $ 146 | $ 74,368 | $ 106,994 | 165,750 | $ (165) | $ 181,343 |

See accompanying notes to consolidated financial statements

## (1) Organization and Business

Citi Trends, Inc. and its subsidiary (the "Company") operate as a rapidly growing, value-priced retailer of urban fashion apparel and accessories for the entire family. As of January 30, 2010, the Company operated 403 stores in 24 states.

## (2) Summary of Significant Accounting Policies

### *(a) Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany transactions and balances have been eliminated in consolidation.

### *(b) Fiscal Year*

The Company's fiscal year ends on the Saturday closest to January 31 of each year. The years ended January 30, 2010, January 31, 2009, and February 2, 2008 are referred to as fiscal 2009, fiscal 2008 and fiscal 2007, respectively, in the accompanying consolidated financial statements. Each of these three fiscal years is comprised of 52 weeks.

### *(c) Cash and Cash Equivalents*

For purposes of the consolidated balance sheets and consolidated statements of cash flows, the Company considers all highly liquid investments with maturities at date of purchase of three months or less to be cash equivalents.

### *(d) Investment Securities*

The Company's investment securities are carried at fair value and consist of investments in municipal auction rate securities ("ARS") issued by student loan funding organizations. During the fourth quarter of fiscal 2008, the Company reclassified the ARS from available-for-sale to trading securities. Unrealized gains and losses, net of deferred income taxes (benefits), on investments the Company designates as available-for-sale are excluded from earnings and are credited or charged directly to other comprehensive income, a separate component of stockholders' equity. If any unrealized losses are deemed other than temporary, such unrealized losses are recognized as realized losses. Investments that the Company designates as trading securities are reported at fair value, with unrealized gains or losses resulting from changes in fair value recognized in the consolidated statements of income. See Note 4 for further detailed discussion.

### *(e) Inventory*

Inventory is stated at the lower of cost (first-in, first-out basis) or market as determined by the retail inventory method for store inventory and the average cost method for distribution center inventory. Under the retail inventory method, the cost value of inventory and gross margins are determined by calculating a cost-to-retail ratio and applying it to the retail value of inventory. Merchandise markdowns are reflected in the inventory valuation when the retail price of an item is lowered in the stores. Inventory is recorded net of an allowance for shrinkage based on the most recent physical inventory counts.

### *(f) Property and Equipment, net*

Property and equipment, net are stated at cost less accumulated depreciation and amortization. Equipment under capital leases is stated at the present value of the required minimum lease payments. Depreciation and amortization are computed using the straight-line method over the lesser of the estimated useful lives (primarily three to five years for computer equipment and furniture, fixtures and equipment, five years for leasehold improvements, seven years for major purchased software systems, and fifteen to twenty years for buildings and building improvements) of the related assets or the relevant lease term.

### *(g) Goodwill*

Goodwill represents the excess of the purchase price over the fair value of assets acquired. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but instead tested for impairment at least annually. The Company performed this analysis at the end of fiscal 2009 and fiscal 2008 and no impairment was indicated for either year.

*(h) Impairment of Long-Lived Assets*

If facts and circumstances indicate that a long-lived asset, including property and equipment, may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value. Impairment losses charged to depreciation expense totaled approximately $0.1 million in fiscal 2009. There were no impairment losses recognized in fiscal 2008 or 2007. Impairment losses in the future are dependent on a number of factors such as site selection and general economic trends, and thus could be significantly different from historical results. To the extent the Company's estimates for net sales, gross profit and store expenses are not realized, future assessments of recoverability could result in impairment charges.

*(i) Insurance Liabilities*

The Company is largely self-insured for workers' compensation costs and employee medical claims. Self-insurance liabilities are based on the total estimated costs of claims filed and estimates of claims incurred but not reported, less amounts paid against such claims. Current and historical claims data, together with information from actuarial studies, are used in developing the estimates. The insurance liabilities that are recorded are primarily influenced by the frequency and severity of claims and the Company's growth. If the underlying facts and circumstances related to the claims change, then the Company may be required to record more or less expense which could be material in relation to results of operations.

*(j) Stock-Based Compensation*

The Company recognizes compensation expense associated with all nonvested restricted stock and stock options based on an estimate of the grant-date fair value of each equity award. Grants of nonvested restricted stock are valued based on the stock price on the grant date, while the fair values of options issued are estimated at each grant date using the Black-Scholes Merton option pricing model. See Note 9 for additional information on the Company's stock-based compensation plans.

*(k) Revenue Recognition*

Revenue from retail sales net of sales taxes is recognized at the time the customer takes possession of and pays for merchandise, less an allowance for returns. The Company allows customers to return merchandise for up to thirty days after the date of sale and the Company reduces revenues for each fiscal year using a combination of actual and estimated return information for the returns in the thirty days after the year ends. The provision for returns was $224,000 and $258,000 as of January 30, 2010 and January 31, 2009, respectively. Revenue from layaway sales is recognized when the customer has paid for and received the merchandise. If the merchandise is not fully paid for within sixty days, the customer is given a store credit for merchandise payments made, less a re-stocking fee and a layaway service charge. Layaway service charges, which are non-refundable, are recognized in revenue when collected. Gift cards were introduced in 45 stores in late fiscal 2009, with a rollout to all other stores expected to occur in 2010. Proceeds from the sale of gift cards are deferred until the customers use the cards to purchase merchandise. No amounts have yet been amortized into income for gift cards not expected to be redeemed ("breakage") due to the lack of time that has lapsed since cards began being sold under the recently implemented program. All sales are from cash, check or major credit card company transactions. The Company does not offer company-sponsored customer credit accounts.

*(l) Cost of Sales*

Cost of sales includes the cost of inventory sold during the period and transportation costs, including inbound freight and freight from the distribution centers to the stores, net of discounts and allowances. Distribution center costs, store occupancy expenses and advertising expenses are not considered components of cost of sales and are included as part of selling, general and administrative expenses.

*(m) Earnings per Share*

Basic earnings per common share amounts are calculated using the weighted average number of common shares outstanding for the period. Diluted earnings per common share amounts are calculated using the weighted average number of common shares outstanding plus the additional dilution for all potentially dilutive securities, such as nonvested restricted stock and stock options.

The following table provides a reconciliation of the number of average common shares outstanding used to calculate basic earnings per share to the number of common shares and common stock equivalents outstanding used in calculating diluted earnings per share for fiscal 2009, 2008 and 2007:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Average number of common shares outstanding | 14,363,894 | 14,131,077 | 13,946,342 |
| Incremental shares from assumed exercises of stock options | 31,711 | 137,711 | 276,887 |
| Average number of common shares and common stock equivalents outstanding | 14,395,605 | 14,268,788 | 14,223,229 |

The dilutive effect of stock-based compensation arrangements are accounted for using the treasury stock method. This method assumes that the proceeds the Company receives from the exercise of stock options are used to repurchase common shares in the market. The Company includes as assumed proceeds the amount of compensation cost attributed to future services and not yet recognized, and the amount of tax benefits, if any, that would be credited to additional paid-in capital assuming exercise of outstanding options and vesting of nonvested restricted stock. For fiscal 2009, 2008 and 2007, respectively, there were 65,000, 95,000 and 61,000 options outstanding to purchase shares of common stock excluded from the calculation of diluted earnings per share because of antidilution. There were no shares of nonvested restricted stock included in the calculation of diluted earnings per share for fiscal 2009, 2008 and 2007, because of antidilution.

On February 1, 2009, the Company changed its method of computing earnings per share as required by the newly issued Financial Accounting Standards Board ("FASB") Staff Position Emerging Issues Task Force ("EITF") 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities* ("FSP EITF 03-6-1"). This EITF was subsequently codified under the FASB Accounting Standards Codification, as issued in June 2009, into FASB ASC Topic 260-10, *Earnings Per Share.* This pronouncement addresses determinations as to whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the required two-class method. Nonvested restricted stock awards granted to employees and non-employee directors contained nonforfeitable dividend rights prior to October 31, 2009, when amendments agreed to between the Company and its associates became effective. Such amendments resulted in the dividend rights being forfeitable in the event an associate leaves the employ of the Company prior to the vesting of the restricted stock awards. Accordingly, such awards were considered participating securities through the third quarter of fiscal 2009; however, they are not treated as participating securities after October 31, 2009. We have prepared our current and prior period earnings per share computations to exclude net income allocated to nonvested share awards containing nonforfeitable dividend rights through October 31, 2009. The effect of retrospectively adjusting net income per share for fiscal 2008 was to reduce previously reported basic net income per common share from $1.23 to $1.21 and to reduce diluted net income per common share from $1.22 to $1.20. There was no change in the previously reported net income per common share for fiscal 2007.

*(n) Advertising*

The Company expenses advertising as incurred. Advertising expense for fiscal 2009, 2008 and 2007 was $2.6 million, $2.5 million and $2.5 million, respectively.

*(o) Operating Leases*

The Company leases all of its store properties and accounts for the leases as operating leases. Many lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing incentives and minimum rent expense on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing "rent holidays" at a date other than the date of initial occupancy, the Company records minimum rent expense on a straight-line basis over the terms of the leases. Tenant improvement allowances are included in accrued expenses (current portion) and other long-term liabilities (noncurrent portion) and are amortized over the lease term. Changes in the balances of tenant improvement allowances are included as a component of operating activities in the consolidated statements of cash flows.

Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of net sales that are in excess of a predetermined level. These amounts are excluded from minimum rent and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

The Company is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. As of January 30, 2010 and January 31, 2009, the Company included a liability of $550,000 and $482,000, respectively, in other long-term liabilities, representing estimated expenses that would be incurred upon the termination of the Company's operating leases.

*(p) Store Opening and Closing Costs*

New and relocated store opening period costs are charged directly to expense when incurred. When the Company decides to close or relocate a store, the Company records an expense for the present value of expected future rent payments, net of sublease income, if any, in the period that a store closes or relocates. All store opening and closing costs are included in selling, general and administrative expenses on the consolidated statements of income.

*(q) Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

*(r) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates made by management include those made in the valuation of inventory, investment securities, stock-based compensation, property and equipment, and income taxes. Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluations.

*(s) Business Reporting Segments*

The Company is a value-priced retailer of urban fashion apparel and accessories for the entire family. The Company's executive officers review performance and the allocation of resources on a store by store basis. Because the Company operates one business activity and the level of review by the Company's executive officers is on a store by store basis, the Company has determined that its operations are within one reportable segment. Accordingly, financial information on industry segments is not applicable. All sales and assets are located within the United States.

*(t) Recent Accounting Pronouncements*

In June 2009, the FASB Accounting Standards Codification (the "Codification") was approved as the single source of authoritative nongovernmental generally accepted accounting principles ("GAAP"). All existing accounting standard documents, such as FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the Securities and Exchange Commission ("SEC"), have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become nonauthoritative. The Codification did not change GAAP, but instead introduced a new structure that combines all authoritative standards into a comprehensive, topically organized online database. The Codification is effective for interim or annual periods ending after September 15, 2009 and impacts the Company's consolidated financial statements as all references to authoritative accounting literature are referenced in accordance with the Codification. There have been no changes to the content of the Company's consolidated financial statements as a result of implementing the Codification during fiscal 2009.

As a result of the Company's implementation of the Codification, previous references to new accounting standards and literature are no longer applicable. In these consolidated financial statements, the Company has provided reference to both new and old guidance to assist in understanding the impacts of recently adopted accounting literature, particularly for guidance adopted since the beginning of the current fiscal year but prior to the Codification.

As discussed above in this Note 2, the Company adopted FSP EITF 03-6-1 (now part of FASB ASC Topic 260, *Earnings Per Share*) on February 1, 2009. Implementation of FSP EITF 03-6-1 has changed the way the Company calculates earnings per share and all prior period earnings per share information has been adjusted retrospectively.

The Company adopted the methods of fair value as described in SFAS No. 157, *Fair Value Measurements,* for financial assets and liabilities on February 3, 2008 and for non-financial assets and liabilities on February 1, 2009 and has incorporated the related staff positions and interpretations, including FSP SFAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,* which was issued in April 2009. As of June 2009, this guidance became part of FASB ASC Topic 820, *Fair Value Measurements and Disclosures,* which defines fair value, establishes a framework for measuring fair value, and requires additional disclosures about fair value measurements. The adoption of the standard did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued FSP SFAS 107-1 and Accounting Principles Board ("APB") Opinion No. 28-1, *Interim Disclosures about Fair Value of Financial Instruments,* which amends SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* and APB Opinion No. 28, *Interim Financial Reporting,* to require an entity to provide interim disclosures about the fair value of all financial instruments within the scope of SFAS No. 107 and to include disclosures related to the methods and significant assumptions used in estimating those instruments. This FSP is effective for interim and annual periods ending after June 15, 2009, and accordingly, the Company adopted it during the second quarter of 2009. Adoption of this FSP had no material impact on the Company's consolidated financial statements. As of June 2009, this guidance became part of FASB ASC Topic 825, *Financial Instruments.*

## (3) Property and Equipment, net

The components of property and equipment as of January 30, 2010 and January 31, 2009 are as follows (in thousands):

| | January 30, 2010 | January 31, 2009 |
|---|---|---|
| Land | $ 855 | $ 858 |
| Buildings | 15,548 | 15,295 |
| Leashold improvements | 47,204 | 37,681 |
| Furniture, fixtures and equipment | 57,160 | 47,525 |
| Computer equipment | 17,100 | 15,433 |
| Construction in progress | 2,171 | 194 |
| | 140,038 | 116,986 |
| Accumulated depreciation and amortization | (76,247) | (58,125) |
| | $ 63,791 | $ 58,861 |

Technology equipment held under capital leases became fully amortized in fiscal 2009 upon termination of the related lease agreements. As of January 31, 2009, technology equipment held under capital leases and related accumulated depreciation was $8.4 million and $7.1 million, respectively.

## (4) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market at the measurement date. Fair value is established according to a hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. Level 3 inputs are given the lowest priority in the fair value hierarchy.

As of January 30, 2010, the Company had $29.7 million ($33.0 million at par value) of investments in municipal auction rate securities ("ARS") issued by student loan funding organizations. The ARS are classified as trading securities in current assets as of January 30, 2010 and are reflected at estimated fair value. These securities are high-grade (at least AA-rated with one or more rating agencies) and approximately 76% are either guaranteed by the Department of Education under the Federal Family Education Loan Program (37%) or backed by insurance companies, AMBAC Assurance Corporation (32%) or MBIA Insurance Corporation (7%). Historically, liquidity for investors in ARS was provided via an auction process that reset the interest rate every 35 days, allowing investors to either roll over their investments or sell them at par value. Beginning in February 2008, there was insufficient demand for these types of investments during the auctions and, as a result, these securities became illiquid. Although the auctions for the securities have failed, $23.0 million of the Company's ARS have been redeemed at par value by certain issuers and the Company's investment banks since February 2008. In addition, the Company has not experienced any defaults and continues to earn and receive interest on all of the investments still owned by the Company.

There was insufficient observable market information available as of January 30, 2010 to determine the fair value of the Company's ARS. Accordingly, the Company estimated Level 3 fair values for these securities based on assumptions that market participants would use in their estimates of fair value. These assumptions included, among other things, discounted cash flow projections, the timing of expected future successful auctions or redemptions, collateralization of the underlying securities and the creditworthiness of the issuers and insurance companies. Based on this Level 3 valuation, the ARS investments were valued at $29.7 million as of January 30, 2010, representing a $3.3 million decline from par value.

In November 2008, the Company accepted an offer (the "Right") from UBS AG ("UBS") allowing the Company to sell at par value the remaining ARS to UBS at anytime during a two-year period from June 30, 2010 through July 2, 2012. In accepting the Right, the Company granted UBS the authority to sell or auction the ARS at par value at any time up until the expiration date of the Right and released UBS from any claims relating to the marketing and sale of ARS. The ARS will continue to earn interest until they are liquidated. The obligations of UBS under the Right are not secured by its assets and do not require UBS to obtain any financing to purchase the ARS. UBS has disclaimed any assurance that it will have sufficient financial resources to satisfy its obligations under the Right. If UBS does not have sufficient funding to buy back the ARS and no alternative buyers are located either through the auction process, issuer redemptions or other means, then the Company may not be able to access cash by selling these securities without incurring a loss of principal.

The Right represents a put option and is recognized as an instrument separate from the ARS. The Company elected to account for this Right at fair value using a discounted cash flow approach that includes estimates of interest rates and the credit risk associated with UBS. The Right was valued at $3.3 million as of January 30, 2010. This valuation was based on unobservable inputs, therefore, represented a Level 3 fair value. The Company expects that subsequent changes in the value of the Right will largely offset the subsequent fair value movements of the ARS, subject to the continued expected performance by UBS of its obligations under the Right. Prior to the acceptance of the Right, the ARS were classified as available-for-sale securities. Upon acceptance of the Right to sell the ARS, the ARS were reclassified to trading securities. As of January 30, 2010, the ARS and the Right were classified as current assets due to the expectation that liquidity will occur during the next twelve months through the Company's exercise of the Right. As of January 31, 2009, the ARS and the Right were classified as noncurrent assets.

The following table provides a summary of changes in fair value of the Company's investment securities for the years ended January 30, 2010 and January 31, 2009 (in thousands):

| | | Level 3 | |
|---|---|---|---|
| | **Level 2** | **Put Option Related to ARS** | **Auction Rate Securities** |
| Balance as of February 2, 2008 | $ 56,165 | $ - | $ - |
| Transfer from Level 2 to Level 3 | (56,665) | - | 56,665 |
| Sales/redemptions of investment securities | (3,500) | - | (12,175) |
| Purchases of investment securities | 4,000 | - | - |
| Unrealized losses included in earnings | - | - | (4,901) |
| Recognition of put option in earnings | - | 4,901 | - |
| Reclassification of interest receivable to other current assets | - | - | (665) |
| Balance as of January 31, 2009 | - | 4,901 | 38,924 |
| Unrealized (losses) gains included in earnings | - | (347) | 347 |
| Sales/redemptions of investment securities | - | (1,247) | (9,553) |
| Balance as of January 30, 2010 | $ - | $ 3,307 | $ 29,718 |

## (5) Revolving Lines of Credit

On March 25, 2009, a credit facility with Bank of America was amended to extend the expiration date to March 24, 2010 and to lower the commitment from $35 million to $20 million, reflecting the Company's cash position and the fact that there had been no borrowings under the facility. In addition, changes were made to the pricing of the facility, including an increase in the unused commitment fee from 0.15% to 0.25% and an amendment of the interest rates. Loans under the facility bear interest at either (a) a rate equal to the highest of (i) the Federal Funds Rate plus 0.50%, (ii) LIBOR plus 1.0% and (iii) Bank of America's prime rate, plus an applicable margin; or (b) a rate equal to LIBOR plus an applicable margin. The applicable margin is dependent on the Company's consolidated leverage ratio and ranges from 0.75% to 1.25% for loans bearing interest at the rate described under (a) above and from 1.75% to 2.25% for loans bearing interest at the rate described under (b) above. Under the terms of the credit facility, the payment of cash dividends is prohibited, and there is one financial covenant (consolidated leverage ratio). On March 22, 2010, the facility was amended to extend the expiration date to March 22, 2012. The Company has had no borrowings under the facility.

## (6) Capital Lease Obligations

The Company's capital lease obligations matured and were liquidated in 2009. As of January 31, 2009, capital lease obligations consisted of the following (in thousands):

| | January 31, 2009 |
|---|---|
| Capital lease obligations issued to finance purchase of technology equipment; payable in monthly installments averaging approximately $124 in 2009, with a maturity date of December 2009; interest rate of 11.3%; secured by technology equipment | $ 1,403 |
| Less current portion of capital lease obligations | 1,403 |
| Noncurrent portion of capital lease obligations | $ - |

## (7) Income Taxes

Income tax expense for fiscal 2009, 2008 and 2007 consists of the following (in thousands):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 9,474 | $ 7,258 | $ 6,667 |
| State | 1,574 | 945 | 1,113 |
| Total current | 11,048 | 8,203 | 7,780 |
| Deferred: | | | |
| Federal | (676) | (190) | (1,080) |
| State | (403) | (143) | (321) |
| Total deferred | (1,079) | (333) | (1,401) |
| Total income tax expense | $ 9,969 | $ 7,870 | $ 6,379 |

Income tax expense computed using the federal statutory rate is reconciled to the reported income tax expense as follows for fiscal 2009, 2008 and 2007 (in thousands):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Statutory rate applied to income before income taxes | $ 10,390 | $ 8,839 | $ 7,208 |
| State income taxes, net of federal benefit | 1,140 | 960 | 910 |
| State tax credits | (379) | (439) | (395) |
| Secondary offering expense | - | - | 211 |
| Tax exempt interest | (128) | (811) | (834) |
| General business credits | (1,028) | (786) | (697) |
| Other | (26) | 107 | (24) |
| Income tax expense | $ 9,969 | $ 7,870 | $ 6,379 |

The components of deferred tax assets and deferred tax liabilities as of January 30, 2010 and January 31, 2009 are as follows (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Deferred tax assets: | | |
| Deferred rent amortization | $ 1,706 | $ 1,526 |
| Inventory capitalization | 1,991 | 1,807 |
| Book and tax depreciation differences | 911 | 1,412 |
| Vacation liability | 592 | 459 |
| State tax credits | 762 | 591 |
| Stock compensation | 1,412 | 980 |
| Insurance liabilities | 320 | - |
| Other | 273 | 100 |
| Total deferred tax assets | 7,967 | 6,875 |
| Deferred tax liabilities: | | |
| Prepaid expenses | (595) | (622) |
| Goodwill | (366) | (326) |
| Total deferred tax liabilities | (961) | (948) |
| Net deferred tax asset | $ 7,006 | $ 5,927 |

In 2006, the FASB issued accounting guidance that clarified the accounting and disclosure for uncertain tax positions. This guidance requires that each tax position be reviewed and assessed with recognition and measurement of the tax benefit based on a "more-likely-than-not" standard with respect to the ultimate outcome, regardless of whether this assessment is favorable or unfavorable. The Company performed a review and assessment of all tax positions and during fiscal year 2007 recorded a net benefit to retained earnings and a decrease to current liabilities of $301,000 in accordance with this guidance. The Company files income tax returns in U.S. federal and state jurisdictions where it does business and is subject to examinations by the IRS and other taxing authorities. As of January 30, 2010, there were no benefits taken on the Company's income tax returns that do not qualify for financial statement recognition. If a tax position does not meet the minimum statutory threshold to avoid payment of penalties and interest, a company is required to recognize an expense for the amount of the interest and penalty in the period in which the company claims or expects to claim the position on its tax return. For financial statement purposes, companies are allowed to elect whether to classify such charges as either income tax expense or another expense classification. Should such expense be incurred in the future, the Company will classify such interest as a component of interest expense and penalties as a component of income tax expense.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible and income tax credits may be utilized, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Income tax credits generated but not yet utilized by the Company may be carried forward for periods ranging from 10 to 15 years. As such, a valuation allowance for deferred tax assets was not considered necessary as of January 30, 2010 or January 31, 2009. The Company has $1,221,000 of tax credit carryforwards for one state, available for use through 2023. The Company files income tax returns with the U.S. federal government and various state jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years prior to fiscal 2006.

## (8) Other Long-Term Liabilities

The components of other long-term liabilities as of January 30, 2010 and January 31, 2009 are as follows (in thousands):

| | January 30, 2010 | January 31, 2009 |
|---|---|---|
| Deferred rent | $ 3,528 | $ 3,012 |
| Tenant improvement allowances | 5,600 | 5,153 |
| Other | 867 | 481 |
| | $ 9,995 | $ 8,646 |

## (9) Stockholders' Equity

*Secondary Offering*

On June 18, 2007, the Company completed a secondary offering of shares of the Company's common stock by certain of its stockholders that was priced at $37.92 per share. The offering consisted of 2,455,250 shares of the Company's common stock. All of the shares were sold by stockholders of the Company and, as a result, the Company did not receive any of the proceeds from the offering. In connection with the offering, certain of the Company's stockholders exercised options which were then sold in the offering for which the Company received approximately $50,000. The Company incurred expenses in fiscal 2007 in connection with the secondary offering of approximately $600,000.

*Stock-Based Compensation*

On March 8, 2005, the Company adopted the 2005 Citi Trends, Inc. Long-Term Incentive Plan, (the "Incentive Plan"), which became effective upon the consummation of the Company's initial public offering in May 2005. The Incentive Plan superseded and replaced the 1999 Allied Fashion Stock Option Plan (the "1999 Plan"). The 1999 Plan provided for the grant of incentive and nonqualified options to key employees and directors. The Board of Directors determined the exercise price of the option grants. The option grants generally vested in equal installments over four years from the date of grant and are generally exercisable up to ten years from the date of grant, which is the contractual life of the options. The Company authorized up to 1,950,000 shares of common stock for issuance under the 1999 Plan. In August 2006, the 1999 Plan was amended to permit the exercise price of stock options to be satisfied through net share settlements.

The Incentive Plan provides for the grant of incentive and nonqualified options, nonvested restricted stock and other forms of stock-based compensation to key employees and directors. The Board of Directors determines the exercise prices of the option grants which are generally equal to the closing market price of the Company's stock on the date of grant. Option grants generally vest in equal installments over four years from the date of grant for employees and over one to three years for directors and are generally exercisable up to ten years from the date of grant. Under the Incentive Plan, the Company may issue up to 1,300,000 shares of common stock upon the exercise of stock options and other equity incentive awards. In August 2006, the Incentive Plan was amended to permit the exercise price of stock options to be satisfied through net share settlements, and in May 2008, the Incentive Plan was amended to permit the lapsing of restrictions on restricted stock at any time in the event of a change in control of the Company.

Compensation expense associated with stock options is based on an estimate of the fair value of each option award on the date of grant using the Black-Scholes Merton option pricing model, which uses the assumptions noted in the following table. Expected volatility is based on estimated future volatility of the Company's common stock price. Having completed its initial public offering in May 2005, the Company has limited historical data regarding the price of its publicly traded shares. To estimate future volatility of the Company's stock price, the stock price volatility of similar entities for which shares have been publicly traded for a period of seven years or more was measured (seven years is used because the weighted average expected life of the Company's stock options is between six and seven years). The Company uses historical data to estimate forfeitures used in the model. The expected term of options granted is based on the "simplified method" for "plain vanilla" options. The simplified method (available for entities which do not have sufficient historical exercise data available for making a refined estimate of expected term) assumes a 10 year contractual term with vesting at a rate of 25% per year. Accordingly, expected term = ((vesting term + original contractual term)/2). The risk-free interest rate for the periods which corresponds with the expected life of the option is based on the U.S. Treasury yield curve for the vesting period in effect at the time of grant. No options were granted in fiscal 2009, 2008 or 2007.

A summary of the status of stock options under the Company's stock option plans and changes during fiscal 2009 is presented in the table below:

| | 2009 | | | |
|---|---|---|---|---|
| | Options | Wtd. Avg. Exercise Price | Wtd. Avg. Remaining Contractual Term (Years) | Aggregate Intrinsic Value |
| Outstanding as of January 31, 2009 | 208,850 | $ 19.38 | 5.8 | $ 391,632 |
| Granted | - | - | - | - |
| Exercised | (79,197) | 10.65 | 4.4 | - |
| Net shares settled | - | - | - | - |
| Forfeited | (5,925) | 32.33 | 6.0 | - |
| Outstanding as of January 30, 2010 | 123,728 | $ 24.35 | 4.9 | $ 1,413,944 |
| Vested or expected to vest as of January 30, 2010 | 123,728 | $ 24.35 | 4.9 | $ 1,413,944 |
| Exercisable as of January 30, 2010 | 111,990 | $ 22.59 | 4.8 | $ 1,413,873 |

As of January 30, 2010, the range of exercise prices was $0.38 to $44.03. As of January 31, 2009, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $0.38 to $44.03 and 5.8 years, respectively. As of February 2, 2008, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $0.38 to $44.03 and 5.0 years, respectively.

Cash received from options exercised totaled $843,000, $475,000 and $411,000 in fiscal 2009, 2008 and 2007, respectively. The intrinsic value of options exercised was $1,176,000, $4,578,000 and $8,136,000 in fiscal 2009, 2008 and 2007, respectively.

Cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for options exercised ("excess tax benefits") are classified as financing cash flows. Excess tax benefits realized from the exercise of stock options was approximately $0.6 million, $1.2 million and $3.5 million in fiscal 2009, 2008 and 2007, respectively.

The Company recognized $213,000, $811,000 and $931,000 in compensation expense for option grants during fiscal 2009, 2008 and 2007, respectively. As of January 30, 2010, the total compensation cost related to stock option awards that will be incurred in future periods amounts to $56,000. The weighted-average period over which this amount is expected to be recognized is 4.7 months. The Company's stock option plans allow the Company to issue new shares from shares authorized for issuance or repurchase shares on the open market to complete employee stock option exercises.

Shares of nonvested restricted stock granted to employees vest in equal installments over four years from the date of grant. Shares issued to directors vest one year from the date of grant. The Company records compensation expense on a straight line basis over the requisite service period of the stock recipients which is equal to the vesting period of the stock. Total compensation cost is calculated based on the closing market price on the date of grant times the number of shares granted. Using an estimated forfeiture rate equal to 3.3%, the Company expects to recognize $4,166,000 in future compensation expense from the grants of nonvested stock over the requisite service period of up to four years. During fiscal 2009, 2008 and 2007, compensation expense arising from nonvested stock grants totaled $2,282,000, $1,213,000 and $565,000, respectively.

A summary of activity related to nonvested restricted stock grants during the year ended January 30, 2010 is as follows:

| | Nonvested Shares | Wtd. Avg. Grant Date Fair Value |
|---|---|---|
| Outstanding as of January 31, 2009 | 237,310 | $ 20.87 |
| Granted | 159,998 | 21.57 |
| Vested | (70,003) | 21.43 |
| Forfeited | (18,274) | 19.74 |
| Outstanding as of January 30, 2010 | 309,031 | $ 21.17 |

## (10) Commitments and Contingencies

The Company leases its stores under operating leases, which generally have an initial term of five years with renewal options. Future minimum rent payments under operating leases having noncancellable lease terms as of January 30, 2010 are as follows (in thousands):

| Fiscal Year: | | |
|---|---|---|
| 2010 | $ | 27,093 |
| 2011 | | 24,060 |
| 2012 | | 18,768 |
| 2013 | | 13,028 |
| 2014 | | 6,711 |
| Thereafter | | 4,994 |
| Total future minimum lease payments | $ | 94,654 |

Certain operating leases provide for fixed monthly rents, while others provide for contingent rents computed as a percentage of net sales and others provide for a combination of both fixed monthly rents and contingent rents computed as a percentage of net sales. Rent expense was $28.2 million, $23.1 million and $19.3 million for fiscal 2009, 2008 and 2007 (including $1.5 million, $1.6 million and $1.9 million of percentage rent), respectively.

The Company from time to time is involved in various legal proceedings incidental to the conduct of its business, including claims by customers, employees or former employees. While litigation is subject to uncertainties and the outcome of any litigated matter is not predictable, the Company is not aware of any legal proceedings pending or threatened against it that it expects to have a material adverse effect on its financial condition, results of operations or liquidity.

## (11) Valuation and Qualifying Accounts

The following table summarizes the allowance for inventory shrinkage (in thousands):

| | | Allowance for Inventory Shrinkage |
|---|---|---|
| Balance as of February 3, 2007 | $ | 2,269 |
| Additions charged to costs and expenses | | 8,374 |
| Deductions | | (8,109) |
| Balance as of February 2, 2008 | | 2,534 |
| Additions charged to costs and expenses | | 7,331 |
| Deductions | | (7,885) |
| Balance as of January 31, 2009 | | 1,980 |
| Additions charged to costs and expenses | | 5,849 |
| Deductions | | (5,562) |
| Balance as of January 30, 2010 | $ | 2,267 |

Additions charged to costs and expenses are the result of estimated inventory shrinkage. Deductions represent actual inventory shrinkage incurred from physical inventories taken during the fiscal year.

## (12) Unaudited Quarterly Results of Operations

| | Quarter Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Jan. 30 2010 | Oct. 31 2009 | Aug. 1 2009 | May 2 2009 | Jan. 31 2009 | Nov. 1 2008 | Aug. 2 2008 | May 3 2008 |
| | (in thousands, except per share and share amounts) | | | | | | | |
| **Statement of Income Data:** | | | | | | | | |
| Net sales | $ 169,811 | $ 127,356 | $ 111,605 | $ 143,097 | $ 146,603 | $ 104,948 | $ 115,655 | $ 120,996 |
| Cost of sales | 104,258 | 79,720 | 69,011 | 85,909 | 90,695 | 66,208 | 70,731 | 74,233 |
| Gross profit | 65,553 | 47,636 | 42,594 | 57,188 | 55,908 | 38,740 | 44,924 | 46,763 |
| Selling, general and administrative expenses | 44,050 | 41,989 | 38,994 | 40,133 | 37,409 | 36,482 | 36,877 | 36,241 |
| Depreciation and amortization | 4,752 | 4,851 | 4,455 | 4,373 | 4,346 | 4,134 | 4,078 | 3,703 |
| Income (loss) from operations | 16,751 | 796 | (855) | 12,682 | 14,153 | (1,876) | 3,969 | 6,819 |
| Interest, net | 69 | 68 | 77 | 98 | 229 | 696 | 482 | 781 |
| Unrealized gain (loss) on investment securities | | 57 | 671 | (728) | | | | |
| Income (loss) before income taxes | 16,820 | 921 | (107) | 12,052 | 14,382 | (1,180) | 4,451 | 7,600 |
| Income tax expense (benefit) | 5,569 | 315 | (38) | 4,123 | 4,326 | (493) | 1,605 | 2,432 |
| Net income (loss) | $ 11,251 | $ 606 | $ (69) | $ 7,929 | $ 10,056 | $ (687) | $ 2,846 | $ 5,168 |
| Net income (loss) attributable to common shares: | | | | | | | | |
| Basic | $ 11,251 | $ 593 | $ (69) | $ 7,780 | $ 9,908 | $ (687) | $ 2,807 | $ 5,126 |
| Diluted | $ 11,251 | $ 593 | $ (69) | $ 7,780 | $ 9,908 | $ (687) | $ 2,808 | $ 5,127 |
| Net income (loss) per common share: | | | | | | | | |
| Basic (1) | $ 0.78 | $ 0.04 | $ (0.00) | $ 0.54 | $ 0.70 | $ (0.05) | $ 0.20 | $ 0.36 |
| Diluted (1) | $ 0.78 | $ 0.04 | $ (0.00) | $ 0.54 | $ 0.69 | $ (0.05) | $ 0.20 | $ 0.36 |
| Weighted average shares used to compute net income (loss) per common share: | | | | | | | | |
| Basic | 14,402,156 | 14,369,987 | 14,365,024 | 14,318,406 | 14,240,602 | 14,141,132 | 14,095,135 | 14,047,841 |
| Diluted | 14,447,318 | 14,409,443 | 14,365,024 | 14,339,270 | 14,289,848 | 14,141,132 | 14,278,985 | 14,216,580 |

---

(1) Net income (loss) per share is computed independently for each period presented. As a result, the total of the per share earnings for the four quarters may not equal the annual amount.

**Exhibit 31.1**

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 17 CFR 240.13a-14
PROMULGATED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, R. David Alexander, Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Citi Trends, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 14, 2010

/s/ R. David Alexander, Jr.
R. David Alexander, Jr.
President and Chief Executive Officer
(Principal Executive Officer)

**Exhibit 31.2**

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 17 CFR 240.13a-14
PROMULGATED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bruce D. Smith, certify that:

1. I have reviewed this Annual Report on Form 10-K of Citi Trends, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 14, 2010

/s/ Bruce D. Smith
Bruce D. Smith
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

**Exhibit 32.1**

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report of Citi Trends, Inc. (the "Company") on Form 10-K for the fiscal year ending January 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, R. David Alexander, Jr., President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 14, 2010

/s/ R. David Alexander, Jr.
R. David Alexander, Jr.
President and Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Citi Trends, Inc. and will be retained by Citi Trends, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

## CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report of Citi Trends, Inc. (the "Company") on Form 10-K for the fiscal year ending January 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bruce D. Smith, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 14, 2010

/s/ Bruce D. Smith

Bruce D. Smith
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Citi Trends, Inc. and will be retained by Citi Trends, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

[This page intentionally left blank.]

[This page intentionally left blank.]

[This page intentionally left blank.]

## CORPORATE DATA

**HOME OFFICE**
Citi Trends, Inc.
104 Coleman Boulevard
Savannah, GA 31408
912-236-1561
912-443-3674 Fax
www.cititrends.com

**STOCK TRANSFER AGENT AND REGISTRAR**
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
800-937-5449
www.amstock.com

*Shareholders seeking information concerning stock transfers, change of address, and lost certificates should contact American Stock Transfer & Trust Company directly.*

**GENERAL COUNSEL**
Alston & Bird, LLP
Charlotte, NC

**ANNUAL REPORT ON FORM 10-K**
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2010, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to the Company's Corporate Secretary.

**ANNUAL MEETING**
The 2010 Annual Meeting of Stockholders will be held at 9:00 a.m., EDT on May 26, 2010, at the Hilton Garden Inn–Airport, 80 Clyde E. Martin Drive, Savannah, Georgia.

**MARKET AND DIVIDEND INFORMATION**
Citi Trends' common stock has been quoted on the NASDAQ Global Select Market under the symbol "CTRN" since its initial public offering on May 18, 2005. The following table shows the high and low per share prices of Citi Trends' common stock for the periods indicated:

| Quarter Ended | High | Low |
|---|---|---|
| May 2, 2009 | $25.40 | $ 9.40 |
| August 1, 2009 | $29.72 | $ 20.92 |
| October 31, 2009 | $31.47 | $ 21.30 |
| January 30, 2010 | $31.77 | $ 25.49 |

The Company has never declared or paid any cash dividends on its common stock and does not intend to pay any cash dividends on its common stock in the foreseeable future.

**FORWARD-LOOKING STATEMENTS**
*All statements other than historical facts contained in this annual report, including statements regarding our future financial position, business policy and plans and objectives of management for future operations, are forward-looking statements that are subject to material risks and uncertainties. The words "believe," "may," "could," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to Citi Trends, are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors which are discussed in Item 1A, Risk Factors, in Citi Trends, Inc. Annual Report on Form 10-K for the fiscal year ended January 30, 2010 and in other filings with the Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, uncertainties relating to economic conditions, growth risks, consumer spending patterns, competition within the industry, competition in our markets and the ability to anticipate and respond to fashion trends. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission, Citi Trends does not undertake to publicly update any forward-looking statements in this annual report or with respect to matters described herein, whether as a result of any new information, future events or otherwise.*

## BOARD OF DIRECTORS

R. Edward Anderson
*Chairman of the Board of Directors*

R. David Alexander, Jr.
*President and Chief Executive Officer*

Brian P. Carney
*Executive Vice President & Chief Financial Officer, BI-LO, LLC*

Lawrence E. Hyatt
*Chief Financial Officer, O'Charley's, Inc.*

John S. Lupo
*Former Chief Operating Officer of the International Division of Wal-Mart Stores, Inc.*

Patricia M. Luzier
*Former Senior Vice President & Chief Administrative Officer of Cole National Corporation*

## OFFICERS

R. David Alexander, Jr.
*President and Chief Executive Officer*

Elizabeth R. Feher
*Executive Vice President & Chief Merchandising Officer*

Bruce D. Smith
*Executive Vice President & Chief Financial Officer*

Ivy D. Council
*Senior Vice President of Human Resources*

James A. Dunn
*Senior Vice President of Store Operations*

Citi Trends is a value-priced family apparel retailer with 403 stores in the Southeast, Mid-Atlantic and Midwest regions and the states of Texas and California as of January 30, 2010. Citi Trends completed its initial public offering in May 2005 and is listed on the NASDAQ Stock Market under the symbol CTRN. Citi Trends' headquarters is located in Savannah, Georgia, with distribution centers located in Savannah and Darlington, South Carolina. Citi Trends provides quality fashion items at outstanding prices to our customers. The merchandising strategy of "Everyday Low Prices" has Citi Trends well positioned for continued growth and profitability. As a team we are committed to delivering exceptional value to our customers.

Citi Trends

Citi Trends, Inc.
104 Coleman Boulevard
Savannah, GA 31408
912-236-1561

www.cititrends.com